Exhibit 99.1

BCE Inc.

2014 **FIRST QUARTER** SHAREHOLDER REPORT

Q1

MAY 5, 2014

TABLE OF CONTENTS

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS			1

1	OVERVIEW		2
	1.1	Financial Highlights	2
	1.2	Key Corporate and Business Developments	3
	1.3	Assumptions	4

2	CONSOLIDATED FINANCIAL ANALYSIS		5
	2.1	BCE Consolidated Income Statements	5
	2.2	Customer Connections	5
	2.3	Operating Revenues	6
	2.4	Operating Costs	7
	2.5	EBITDA	8
	2.6	Severance, Acquisition and Other Costs	9
	2.7	Depreciation and Amortization	9
	2.8	Finance Costs	9
	2.9	Other Income	10
	2.10	Income Taxes	10
	2.11	Net Earnings and EPS	10

3	BUSINESS SEGMENT ANALYSIS		11
	3.1	Bell Wireless	11
	3.2	Bell Wireline	15
	3.3	Bell Media	19
	3.4	Bell Aliant	22

4	FINANCIAL AND CAPITAL MANAGEMENT		25
	4.1	Net Debt	25
	4.2	Outstanding Share Data	25
	4.3	Cash Flows	26
	4.4	Post-Employment Benefit Plans	28
	4.5	Credit Ratings	28
	4.6	Liquidity	28

5	QUARTERLY FINANCIAL INFORMATION		29

6	REGULATORY ENVIRONMENT		30

7	BUSINESS RISKS		31

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS		33
	8.1	Our Accounting Policies	33
	8.2	Non-GAAP Financial Measures and Key Performance Indicators (KPIs)	34
	8.3	Controls And Procedures	36

CONSOLIDATED FINANCIAL STATEMENTS			37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS			41
	Note 1 Corporate Information		41
	Note 2 Basis of Presentation and Significant Accounting Policies		41
	Note 3 Segmented Information		42
	Note 4 Operating Costs		43
	Note 5 Other Income		43
	Note 6 Earnings Per Share		43
	Note 7 Assets Held for Sale		44
	Note 8 Post-Employment Benefit Plans		44
	Note 9 Fair Value Of Financial Assets and Liabilities		44
	Note 10 Share-Based Payments		45
	Note 11 Commitments		46

MD&A

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates. Bell means our Bell Wireless, Bell Wireline and Bell Media segments on an aggregate basis. Bell Aliant means, as the context may require, either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) on pages 34 to 36 for a list of defined non-GAAP financial measures and performance indicators.

Please refer to the unaudited consolidated financial statements for the first quarter of 2014 when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2013 dated March 6, 2014 (BCE 2013 Annual MD&A). In preparing this MD&A, we have taken into account information available to us up to May 5, 2014, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2013 dated March 6, 2014 (BCE 2013 AIF) and recent financial reports, including the BCE 2013 Annual MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

This MD&A comments on our business operations, performance, and financial position and other matters for the three months (Q1) ended March 31, 2014 and 2013.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and, in particular, but without limitation, the sections entitled Assumptions, contain forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to certain aspects of our business outlook, our networks deployment plans, the divestiture of certain of Astral Media Inc.’s (Astral) television (TV) assets, BCE’s 2014 annualized common share dividend and common share dividend policy, and BCE’s business objectives, plans and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at May 5, 2014 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market and operational assumptions in preparing forward-looking statements contained in this MD&A. These assumptions include, without limitation, the assumptions described in the various sections of this MD&A entitled Assumptions, which sections are incorporated by reference in this cautionary statement. We believe that these assumptions were reasonable at May 5, 2014. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2013 Annual MD&A remain substantially unchanged.

Important risk factors including, without limitation, competitive, regulatory, economic, financial, operational and technological risks that could cause actual results or events to differ materially from those expressed in, or implied by, the above-mentioned forward-looking statements and other forward-looking statements in this MD&A, include, but are not limited to, the risks described in section 6, Regulatory Environment and section 7, Business Risks, which sections are incorporated by reference in this cautionary statement.

We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after May 5, 2014. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

BCE Inc. 2014 First Quarter Shareholder Report 1

1	OVERVIEW	MD&A

1.1 FINANCIAL HIGHLIGHTS

BCE SELECTED QUARTERLY INFORMATION

BCE CUSTOMER CONNECTIONS

BCE INCOME STATEMENTS – SELECTED INFORMATION

	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Operating revenues	5,099	4,919	180	3.7%
Bell	4,538	4,348	190	4.4%
Bell Aliant	676	684	(8)	(1.2%)
Inter-segment eliminations	(115)	(113)	(2)	(1.8%)
Operating costs	(3,077)	(2,957)	(120)	(4.1%)
EBITDA (1)	2,022	1,962	60	3.1%
Bell	1,708	1,641	67	4.1%
Bell Aliant	314	321	(7)	(2.2%)
Net earnings attributable to:
Common shareholders	615	566	49	8.7%
Preferred shareholders	33	33	–	0.0%
Non-controlling interest	66	73	(7)	(9.6%)
Net earnings	714	672	42	6.3%
Adjusted net earnings (1)	626	599	27	4.5%
Net earnings per common share (EPS)	0.79	0.73	0.06	8.2%
Adjusted EPS (1)	0.81	0.77	0.04	5.2%

(1)	EBITDA, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) – Non-GAAP Financial Measures – EBITDA and EBITDA Margin and Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including, for Adjusted net earnings and Adjusted EPS, reconciliations to the most comparable IFRS financial measures.

2 BCE Inc. 2014 First Quarter Shareholder Report

1	OVERVIEW	MD&A

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Cash flows from operating activities	982	1,040	(58)	(5.6%)
Capital expenditures	(729)	(722)	(7)	(1.0%)
Free cash flow (1)	262	247	15	6.1%

(1)	Free cash flow is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) – Non-GAAP Financial Measures – Free Cash Flow and Free Cash Flow per Share in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

BCE delivered healthy revenue and EBITDA growth of 3.7% and 3.1%, respectively, with a relatively steady EBITDA margin of 39.7%, supported by improved year-over-year financial results at Bell, offset partly by Bell Aliant’s performance where effective cost management helped to largely contain the adverse impact on its operating revenues from intense competitive pressure in its markets. Bell revenue growth of 4.4% yielded a 4.1% increase in EBITDA this quarter, while Bell Aliant’s revenue and EBITDA decreased 1.2% and 2.2%, respectively, compared to last year.

Higher Bell EBITDA drove 4.5% growth in Adjusted net earnings and a 6.1% year-over-year increase in free cash flow this quarter, which reflected the acquisition of Astral on July 5, 2013, now part of our Bell Media segment, as well as strong Bell Wireless EBITDA growth of 7.4%, while our Bell Wireline segment progressed in its ongoing business transformation to improve the rate of revenue and EBITDA decline through TV and Internet customer growth and reduced losses in traditional home landlines, despite aggressive competition in both our residential and business markets.

Net earnings growth of 6.3%, together with free cash flow generation, enabled significant capital investment in strategic areas of the business that is expected to provide the foundation for sustained financial performance and returns to BCE shareholders going forward. In the first quarter of 2014, BCE paid $452 million in dividends to its common shareholders.

1.2 KEY CORPORATE AND BUSINESS DEVELOPMENTS

COMMON SHARE DIVIDEND INCREASE

On February 5, 2014, BCE’s Board of Directors approved a 6.0%, or 14 cents per share, increase in the annual common share dividend from $2.33 per share to $2.47 per share, effective with BCE’s first quarter 2014 dividend payable on April 15, 2014. This dividend increase represents BCE’s tenth increase to the annual common share dividend since the fourth quarter of 2008, representing a 69% overall increase. This increase maintains our dividend payout ratio at the mid-point of our target policy range of 65% to 75% of free cash flow.

BELL ACQUIRES NATIONWIDE 700 MEGAHERTZ (MHz) WIRELESS SPECTRUM LICENCES

Bell acquired 31 licences on April 2, 2014 for $566 million for 480M MHz Population (MHz-POP) of nationwide 700 MHz spectrum following the recent wireless spectrum auction, bringing Bell’s total holdings across various spectrum bands to more than 4,200M MHz-POP nationally. These licences are expected to enable rapid expansion of advanced Fourth Generation (4G) Long-term Evolution (LTE) broadband mobile services to rural communities, small towns and Canada’s North, while also enhancing coverage in urban and suburban areas. Our 4G LTE buildout plan is expected to bring advanced mobile broadband services to more than 98% of Canada’s population. This band of spectrum is highly desirable due to its ability to penetrate into buildings and propagate over long distances. We launched Canada’s first 700 MHz spectrum LTE network in Hamilton in early April using the lower C-block spectrum that most Bell smartphones are already compatible with today.

ASTRAL ASSET DIVESTITURE UPDATE

In order to approve BCE’s acquisition of Astral, the Competition Bureau and the Canadian Radio-television and Telecommunications Commission (CRTC) required the divestiture of eleven Astral TV services and ten Astral and Bell Media English-language radio stations. In the first quarter of 2014, Bell completed the following sales of assets:

  Astral’s share of six TV services (the bilingual Teletoon/Télétoon service, English-language Teletoon Retro and Cartoon Network (Canada) and French-language Télétoon Rétro, Historia and Séries+) and two radio stations in Ottawa (CKQB-FM and CJOT-FM) to Corus Entertainment Inc.
  Two Winnipeg radio stations (CHIQ-FM and CFQX-FM) and one Calgary radio station (CKCE-FM) to Jim Pattison Broadcast Group
  Two Toronto radio stations (CHBM-FM and CFXJ-FM) and three Vancouver radio stations (CKZZ-FM, CHHR-FM and CISL-AM) to Newcap Inc.

Together, these sales generated total proceeds of $538 million. The sales of the remaining five Astral TV assets to DHX Media Ltd. (Family (including Disney Junior English), Disney XD and Disney French services) and V Media Group (MusiquePlus and MusiMax) are expected to be completed later this year. These proposed transactions are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, approval by the CRTC.

BCE Inc. 2014 First Quarter Shareholder Report 3

1	OVERVIEW	MD&A

U.S. COMMERCIAL PAPER PROGRAM

In April 2014, Bell Canada put in place a U.S. commercial paper program, providing the company with additional financial flexibility through the issuance of up to U.S.$2 billion of notes with tenors of up to 365 days. The proceeds will be used for general corporate purposes. The sale of commercial paper pursuant to Bell Canada’s separate Canadian program decreases the U.S.$2 billion maximum principal amount of notes authorized to be outstanding at any time under the U.S. program. Under the U.S. commercial paper program, the notes are being sold exclusively in the United States.

1.3 ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2013 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following economic and market assumptions as well as the various assumptions referred to under the sub-sections entitled Assumptions set out in section 3, Business Segment Analysis of this MD&A.

ASSUMPTIONS ABOUT THE CANADIAN ECONOMY

  Growth in the Canadian GDP of 2.3% in 2014, based on the Bank of Canada’s most recent estimate, a twenty basis point decrease compared to an earlier estimate of 2.5%
  A faster pace of employment growth compared to 2013.

MARKET ASSUMPTIONS

  A sustained level of wireline and wireless competition in both consumer and business markets
  Higher, but slowing, wireless industry penetration driven by the increasing adoption of smartphones, tablets and other 4G devices, the expansion of LTE service in non-urban markets, the availability of new data applications and services, as well as population growth
  A relatively stable advertising market for Bell Media.

4 BCE Inc. 2014 First Quarter Shareholder Report

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

This section provides detailed information and analysis about BCE’s performance in Q1 2014 compared to Q1 2013. It focuses on BCE’s consolidated operating results and provides financial information for each of our businesses. For further discussion and analysis of our Bell Wireless, Bell Wireline, Bell Media and Bell Aliant business segments, refer to section 3, Business Segment Analysis.

2.1 BCE CONSOLIDATED INCOME STATEMENTS

	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Operating revenues	5,099	4,919	180	3.7%
Operating costs	(3,077)	(2,957)	(120)	(4.1%)
EBITDA	2,022	1,962	60	3.1%
Severance, acquisition and other costs	(38)	(33)	(5)	(15.2%)
Depreciation	(699)	(675)	(24)	(3.6%)
Amortization	(167)	(163)	(4)	(2.5%)
Finance costs
Interest expense	(235)	(221)	(14)	(6.3%)
Interest on post-employment benefit obligations	(25)	(37)	12	32.4%
Other income	87	80	7	8.8%
Income taxes	(231)	(241)	10	4.1%
Net earnings	714	672	42	6.3%
Net earnings attributable to:
Common shareholders	615	566	49	8.7%
Preferred shareholders	33	33	–	0.0%
Non-controlling interest	66	73	(7)	(9.6%)
Net earnings	714	672	42	6.3%
Adjusted net earnings	626	599	27	4.5%
Net earnings per common share	0.79	0.73	0.06	8.2%
Adjusted EPS	0.81	0.77	0.04	5.2%

2.2 CUSTOMER CONNECTIONS

BCE (BELL AND BELL ALIANT)

	Q1 2014	Q1 2013	% CHANGE
Wireless Subscribers	7,908,596	7,815,475	1.2%
Postpaid	6,832,197	6,600,971	3.5%
High-speed Internet Subscribers	3,163,218	3,057,884	3.4%
TV (Satellite and Internet Protocol Television (IPTV) Subscribers)	2,529,471	2,340,201	8.1%
Total Growth Services	13,601,285	13,213,560	2.9%
Wireline Network Access Service (NAS) lines	7,462,829	7,995,755	(6.7%)
Total Services	21,064,114	21,209,315	(0.7%)

BCE Inc. 2014 First Quarter Shareholder Report 5

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BCE attracted 50,369 net new customer connections to its growth services in Q1 2014, up 60.6% compared to Q1 2013, which was comprised of:

  34,104 postpaid wireless customers, more than offset by the loss of 50,540 prepaid wireless customers
  26,582 high-speed Internet customers
  40,223 TV subscribers, reflecting the addition of 66,378 new IPTV customers.

Total BCE customer connections across all services decreased 0.7%, year over year, due to the continued, but moderating, decline in legacy wireline NAS lines. NAS net losses were 132,740 in Q1 2014, representing a 5.6% improvement over Q1 2013. At March 31, 2014, BCE served a total of:

  7,908,596 wireless customers, up 1.2% from Q1 2013, which included 6,832,197 postpaid customers, an increase of 3.5% compared to the same quarter last year
  3,163,218 high-speed Internet customers, up 3.4% from Q1 2013
  2,529,471 total TV customers, up 8.1% from Q1 2013, which included 723,891 IPTV customers, an increase of 67.2% compared to the same quarter last year
  7,462,829 total wireline NAS lines, a decrease of 6.7% from Q1 2013.

2.3 OPERATING REVENUES

	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Bell Wireless	1,472	1,409	63	4.5%
Bell Wireline	2,462	2,508	(46)	(1.8%)
Bell Media	722	513	209	40.7%
Inter-segment eliminations	(118)	(82)	(36)	(43.9%)
Bell	4,538	4,348	190	4.4%
Bell Aliant	676	684	(8)	(1.2%)
Inter-segment eliminations	(115)	(113)	(2)	(1.8%)
Total BCE operating revenues	5,099	4,919	180	3.7%

BCE

Total operating revenues for BCE were up 3.7% in the first quarter of 2014, due to higher revenues at Bell. This was offset partly by lower year-over-year operating revenues at Bell Aliant this quarter.

BELL

Bell operating revenues increased 4.4% in the first quarter of 2014, due to higher revenues at both Bell Wireless and Bell Media, which included the acquisition of Astral, moderated by lower year-over-year revenues at Bell Wireline.

Operating revenues for Bell in Q1 2014 were comprised of service revenues of $4,188 million, which were 5.0% higher than in Q1 2013, and product revenues of $350 million, which decreased 3.1% compared to the first quarter of last year.

BELL WIRELESS

Revenues grew 4.5% this quarter as a result of a larger postpaid customer base and higher blended average revenue per user (ARPU) driven by higher average rate plan pricing with the move from three-year to two-year contracts, and greater data usage attributable to greater smartphone customer penetration.

Wireless service revenues increased 4.7%, while product revenues were up 1.1% compared to Q1 2013.

BELL WIRELINE

Revenues decreased 1.8% in the first quarter of 2014, reflecting the ongoing decline in legacy voice and data revenues, competitive repricing pressures in our business and wholesale markets, decreased business data product sales, as well as lower year-over-year consumer electronics sales at The Source (Bell) Electronics Inc. (The Source).

Higher TV and Internet service revenues, as well as growth in Internet protocol (IP) broadband connectivity revenues, moderated the rate of decline in Bell Wireline revenues this quarter.

BELL MEDIA

Revenues increased 40.7% in the first quarter of 2014, due to the acquisition of Astral on July 5, 2013 and year-over-year growth in subscriber revenue from the flow through of 2013 market-based rate increases for certain Bell Media specialty sports and non-sports services.

6 BCE Inc. 2014 First Quarter Shareholder Report

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BELL ALIANT

Revenues decreased 1.2% this quarter as the continued declines in local and access, long distance and equipment and other revenues, mainly due to the impact from intense competitive pricing pressures in both consumer and business markets, exceeded growth in Internet and TV service revenues.

2.4 OPERATING COSTS

(IN $ MILLIONS)	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Bell Wireless	(844)	(824)	(20)	(2.4%)
Bell Wireline	(1,532)	(1,550)	18	1.2%
Bell Media	(572)	(415)	(157)	(37.8%)
Inter-segment eliminations	118	82	36	43.9%
Bell	(2,830)	(2,707)	(123)	(4.5%)
Bell Aliant	(362)	(363)	1	0.3%
Inter-segment eliminations	115	113	2	1.8%
Total BCE operating costs	(3,077)	(2,957)	(120)	(4.1%)

BCE

Total operating costs increased 4.1% in the first quarter of 2014, driven by higher operating costs at Bell compared to the first quarter of 2013.

BELL

Total Bell operating costs increased 4.5% in the first quarter of 2014, reflecting higher operating costs in our Bell Media segment, due mainly to the acquisition of Astral, and at Bell Wireless.

BELL WIRELESS

The 2.4%, or $20 million, year-over-year increase in operating costs this quarter, reflected:

  Higher subscriber acquisition costs and customer retention spending that reflected increased sales commissions paid and upfront discounts, increased network operating costs attributable to LTE network expansion, higher utilities expense, higher payments to other carriers due to greater data roaming volume, and increased marketing expenses attributable largely to advertising during the Sochi 2014 Winter Olympics.

These factors were offset partly by:

  Lower labour costs driven mainly by reduced customer call volumes, lower wireless content costs and decreased bad debt expense.

BELL WIRELINE

Operating costs decreased $18 million, or 1.2%, in the first quarter of 2014, driven by:

  Lower cost of goods sold due to decreased data product and equipment sales, decreased payments to other carriers, reduced print and mail costs resulting from increased customer use of online billing, lower operating taxes, decreased bad debt expense, as well as lower contribution expense resulting from lower rates set by the CRTC for 2014 for basic service obligation in high-cost serving areas
(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(2)	Labour costs include wages, salaries, and related taxes and benefits; post-employment benefit plans service cost (net of capitalized amounts); and other labour costs, including contractor and outsourcing costs.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, Information Technology (IT) costs, professional service fees and rent.

BCE Inc. 2014 First Quarter Shareholder Report 7

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

  A charge recorded in Q1 2013 related to a CRTC decision in respect of our wholesale high-speed access services business that did not recur this year
  Lower post-employment benefit plans service cost resulting from a higher discount rate used in 2014 compared to 2013 to value post-employment benefit obligations.

These factors were partly offset by:

  Higher subscriber acquisition and customer service costs consistent with increased Fibe TV and Fibe Internet sales and installations in Q1 2014 compared to Q1 2013, increased Bell TV programming costs, higher network operating costs due to adverse weather conditions experienced during the quarter, higher utilities expense driven by higher electricity rates and consumption, increased fleet management costs, as well as higher Olympics-related advertising costs.

BELL MEDIA

Operating costs increased 37.8%, or $157 million, in the first quarter of 2014, as a result of the acquisition of Astral, higher conventional and entertainment specialty TV programming costs, increased costs for sports broadcast rights, and the return of regular-season hockey to the TSN and RDS programming schedules this year. Cost synergies realized from the integration of Astral into Bell Media moderated the increase in Bell Media operating costs this quarter.

BELL ALIANT

Operating costs were essentially unchanged, year over year, decreasing 0.3%, or $1 million, in the first quarter of 2014. The positive impact from lower labour costs, lower post-employment benefit plans service cost, decreased payments to other carriers, and a one-time charge recorded in Q1 2013 related to a CRTC decision in respect of wholesale high-speed access services that did not recur this year, was mostly offset by increased marketing and sales costs driven by FibreOP promotions and advertising, higher TV content costs due to IPTV subscriber growth, and higher cost of goods sold due to increased data product sales to business customers.

2.5 EBITDA

	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Bell Wireless	628	585	43	7.4%
Bell Wireline	930	958	(28)	(2.9%)
Bell Media	150	98	52	53.1%
Bell	1,708	1,641	67	4.1%
Bell Aliant	314	321	(7)	(2.2%)
Total BCE EBITDA	2,022	1,962	60	3.1%

BCE

EBITDA increased 3.1% in the first quarter of 2014, while BCE’s EBITDA margin was 39.7% compared to 39.9% in the first quarter of 2013.

The year-over-year increase in EBITDA was due to improved performance at Bell, offset partly by lower EBITDA at Bell Aliant.

BELL

Bell’s EBITDA increased 4.1% in the first quarter of 2014, driven by:

  Our acquisition of Astral, which contributed to significantly higher Bell Media EBITDA
  Strong Bell Wireless EBITDA growth that was offset partly by lower Bell Wireline EBITDA compared to the first quarter of 2013.

Bell’s consolidated EBITDA margin in Q1 2014 remained relatively stable at 37.6%, compared to 37.7% in Q1 2013, reflecting:

  The positive margin impact from the flow-through of higher year-over-year wireless ARPU, disciplined spending on wireless subscriber acquisition and customer retention, and diminishing wireline voice erosion.

These factors were offset by the unfavourable margin impact of:

  Higher upfront customer acquisition and service support costs from a greater number of Bell Fibe TV and Fibe Internet subscriber activations compared to the same quarter last year, a higher percentage of revenues in Bell’s revenue mix derived from Bell Media as a result of the Astral acquisition, as well as increased weather-related wireline network operating costs and weaker year-over-year sales at The Source due largely to reduced store traffic attributable to severe winter weather experienced during the quarter.

8 BCE Inc. 2014 First Quarter Shareholder Report

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

BELL WIRELESS

Bell Wireless EBITDA increased 7.4% in the first quarter of 2014, as a result of:

  Higher operating revenues, driven by a larger postpaid customer base and higher ARPU
  Disciplined subscriber acquisition and customer retention spending.

BELL WIRELINE

Bell Wireline EBITDA in the first quarter of 2014 declined 2.9%, year over year, due to:

  The ongoing loss of high-margin legacy voice and data revenues
  Increased subscriber acquisition costs due to higher Fibe TV and Internet customer activations in Q1 2014 compared to Q1 2013
  Ongoing competitive pricing pressures in our business and wholesale markets
  Higher advertising costs due to the Sochi 2014 Winter Olympics
  The unfavourable impact on sales from decreased store traffic at The Source and network operating costs due to adverse weather conditions experienced this winter.

BELL MEDIA

Bell Media EBITDA increased 53.1% in the first quarter of 2014, due to:

  The incremental financial contribution from the acquisition of Astral on July 5, 2013
  Higher subscriber revenues from the flow through of 2013 market-based rate increases on specialty services.

BELL ALIANT

Bell Aliant’s EBITDA decreased 2.2% in the first quarter of 2014, despite stable year-over-year operating costs, due to the continued declines in higher-margin voice revenues which were not offset fully by growth in lower-margin data service revenues.

2.6 SEVERANCE, ACQUISITION AND OTHER COSTS

2014

Severance, acquisition and other costs of $38 million in the first quarter of 2014 included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $19 million
  Acquisition and other charges of $19 million, which include real estate costs incurred due to the restructuring of our workforce.

2013

Severance, acquisition and other costs of $33 million in the first quarter of 2013 included:

  Severance costs related to voluntary and involuntary workforce reduction initiatives of $23 million
  Acquisition costs and other charges of $10 million.

2.7 DEPRECIATION AND AMORTIZATION

DEPRECIATION

Depreciation in Q1 2014 increased $24 million compared to Q1 2013 due to a higher depreciable asset base as we continued to invest in our broadband and wireless networks, as well as our IPTV service, and incremental depreciation due to our acquisition of Astral on July 5, 2013.

AMORTIZATION

Amortization in Q1 2014 increased $4 million compared to Q1 2013 due to incremental amortization from the acquisition of Astral on July 5, 2013.

Amortization expense relating to the fair value of certain programming rights, resulting from the allocation of the purchase price for Bell Media, was $19 million in Q1 2014 compared to $18 million for the same period last year, and has been included in operating costs.

2.8 FINANCE COSTS

INTEREST EXPENSE

Interest expense in Q1 2014 increased $14 million compared to Q1 2013, as a result of higher average debt levels primarily related to our acquisition of Astral, partly offset by lower average interest rates.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. As a result of an increase in market interest rates on January 1, 2014, we increased our discount rate to 4.9% from 4.4% in 2013.

BCE Inc. 2014 First Quarter Shareholder Report 9

2	CONSOLIDATED FINANCIAL ANALYSIS	MD&A

Interest on post-employment benefit obligations in Q1 2014 decreased by $12 million, compared to Q1 2013. The decrease is due to a lower post-employment benefit obligation as a result of the higher discount rate.

The impacts of changes in market conditions on the post-employment benefit obligation during the year are recognized in other comprehensive income (OCI).

2.9 OTHER INCOME

2014

Other income of $87 million in the first quarter of 2014 included net mark-to-market gains of $38 million on derivatives used as economic hedges of share-based compensation and United States dollar purchases, dividend income of $32 million from earnings generated in trust prior to the divestiture of Bell Media assets held for sale, $12 million gains on investments and $10 million equity income.

2013

Other income of $80 million in the first quarter of 2013 was due to net mark-to-market gains on derivatives used as economic hedges of share-based compensation and United States dollar purchases of $71 million and the recognition of a pension surplus entitlement of $36 million. These were offset partly by a premium paid of $17 million on the early redemption of debt on Bell Canada’s Series EA debentures, as well as losses on disposal and retirements of software, plant and equipment of $12 million.

2.10 INCOME TAXES

Income taxes of $231 million in the first quarter of 2014 represented a decrease of $10 million, or 4.1%, compared to $241 million in the same period last year due to lower income for tax purposes in Q1 2014.

2.11 NET EARNINGS AND EPS

Net earnings attributable to common shareholders in the first quarter of 2014 was $615 million, or $0.79 per common share, compared to net earnings attributable to common shareholders of $566 million, or $0.73 per common share for the same period last year. The increase in 2014 was due to higher EBITDA and dividend income from divested assets, partly offset by higher depreciation expense and lower net mark-to-market gains on derivatives used as economic hedges.

Excluding the impact of severance, acquisition and other costs, net gains on investments, and premiums on early redemption of debt, Adjusted net earnings in the first quarter of 2014 was $626 million, or $0.81 per common share, compared to $599 million, or $0.77 per common share for the same period last year.

10 BCE Inc. 2014 First Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

3.1 BELL WIRELESS

KEY BUSINESS DEVELOPMENTS

WIRELESS ROAMING PRICES REDUCED

Responding to customer demand, Bell has been reducing the cost of mobile roaming in countries that Canadians travel to the most. During the first quarter of 2014, we reduced the cost of mobile data voice and data roaming for customers travelling in Cuba and Japan. These latest examples of reductions of roaming prices for Canadian consumers follow similar decreases for the United States, Europe, Mexico, China, Australia and New Zealand, Bermuda and most other Caribbean islands that were announced by Bell in 2013. Bell is continuing to work with international telecom suppliers to cut the cost of international mobile roaming for Canadian consumers.

BELL AND ROYAL BANK OF CANADA (RBC) LAUNCH SECURE MOBILE PAYMENT SOLUTION

RBC customers can now use their Bell Mobility smartphones to make debit and credit purchases at stores and restaurants that accept contactless payments. Similar to Interac Flash or Visa payWave, the RBC Wallet uses Near Field Communications (NFC) to allow customers with compatible smartphones to make instant and secure payments for small purchases without having to reach into their actual wallets. RBC Wallet is currently available for Bell Mobility customers who have a Samsung Galaxy S3 or S4 with an NFC-enabled SIM card. RBC Wallet uses leading edge technology to ensure the security of account and payment information and provides the same level of fraud protection as debit and credit cards. Bell’s encrypted NFC SIM cards comply with global security standards and have been certified by both Visa and MasterCard. Bell will add more NFC-enabled devices to our smartphone line-up throughout the year and RBC will soon make RBC Wallet available on a wide range of NFC-enabled BlackBerry and Android devices.

WIRELESS DEVICE LINEUP EXPANDED

Bell Wireless continued to bring customers the latest in wireless technology with the introduction of several new devices, including the Samsung Galaxy S5, the HTC One M8 superphone as well as Alcatel’s Idol X and Idol Mini, which are available in Canada exclusively from Bell and Virgin Mobile Canada.

FINANCIAL PERFORMANCE ANALYSIS

Q1 2014 PERFORMANCE HIGHLIGHTS

BCE Inc. 2014 First Quarter Shareholder Report 11

3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

BELL WIRELESS RESULTS

REVENUES

(IN $ MILLIONS)	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Service	1,364	1,303	61	4.7%
Product	94	93	1	1.1%
Total external revenues	1,458	1,396	62	4.4%
Inter-segment revenues	14	13	1	7.7%
Total Bell Wireless revenues	1,472	1,409	63	4.5%

Bell Wireless operating revenues increased 4.5% in the first quarter of 2014 as a result of higher service and product revenues compared to the first quarter of 2013.

  Service revenues were up 4.7% in Q1 2014, reflecting postpaid subscriber growth and higher blended ARPU driven by higher average monthly access rates on new two-year plans as well as greater data usage from a higher smartphone adoption rate and broader 4G LTE network coverage. Wireless data revenues in Q1 2014 were 17.5% higher compared to Q1 2013, while wireless voice revenues decreased 3.5%
  Product revenue was up 1.1% in Q1 2014, due primarily to a higher number of early device upgrades year over year.

OPERATING COSTS AND EBITDA

(IN $ MILLIONS)	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Operating costs	(844)	(824)	(20)	(2.4%)
EBITDA	628	585	43	7.4%
Total EBITDA margin (1)	42.7%	41.5%		1.2%
Service EBITDA margin	46.0%	44.9%		1.1%

(1)	EBITDA margin is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) – Non-GAAP Financial Measures – EBITDA and EBITDA Margin in this MD&A for more details.

Bell Wireless operating costs increased 2.4% in the first quarter of 2014 as a result of higher subscriber acquisition costs and customer retention spending that reflected increased sales commissions paid and upfront discounts, higher network operating costs attributable to LTE network expansion and increased utilities expense, higher payments to other carriers due to greater data roaming volume, and increased marketing expenses attributable largely to advertising during the Sochi 2014 Winter Olympics. These factors were offset partly by lower labour costs driven mainly by reduced customer call volumes, lower wireless content costs and decreased bad debt expense.

Bell Wireless EBITDA increased 7.4% in Q1 2014, driven by higher operating revenues, as described above, and disciplined operating cost control. As a result of the high flow-through of revenue to EBITDA, Bell Wireless EBITDA margin, based on wireless service revenues, expanded to 46.0% this quarter from 44.9% in Q1 2013.

12 BCE Inc. 2014 First Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

BELL WIRELESS OPERATING METRICS

	Q1 2014	Q1 2013	CHANGE	% CHANGE
Blended ARPU ($/month)	57.90	55.92	1.98	3.5%
Gross activations	351,729	371,217	(19,488)	(5.2%)
Postpaid	275,163	295,136	(19,973)	(6.8%)
Prepaid	76,566	76,081	485	0.6%
Net activations	(15,678)	(8,957)	(6,721)	(75.0%)
Postpaid	33,964	59,497	(25,533)	(42.9%)
Prepaid	(49,642)	(68,454)	18,812	27.5%
Blended churn % (average per month)	1.58%	1.65%		0.07%
Postpaid	1.24%	1.25%		0.01%
Prepaid	3.67%	3.79%		0.12%
Subscribers	7,762,656	7,672,075	90,581	1.2%
Postpaid	6,711,656	6,484,542	227,114	3.5%
Prepaid	1,051,000	1,187,533	(136,533)	(11.5%)
Cost of acquisition (COA) ($/subscriber)	442	404	(38)	(9.4%)

Blended ARPU increased 3.5% in Q1 2014. The increase reflected greater data usage driven by a higher proportion of postpaid customers using smartphones and increased traffic on our 4G LTE network, the favourable impact of new two-year rate plan pricing that came into effect in the third quarter of 2013, increased usage during the Sochi 2014 Winter Olympics and a higher percentage of postpaid customers in our total subscriber base. This was partly offset by lower voice ARPU, year over year.

  Data ARPU increased 16.1%, year over year, as a result of higher subscriber penetration of smartphones and other data devices such as tablets that is driving increased use of e-mail, web browsing, social networking, text messaging, mobile TV, picture and video messaging as well as entertainment services such as video streaming, music downloads and gaming. Data ARPU growth is moderating as competitive pressures are driving richer rate plans with higher data usage thresholds, more value added services and lower roaming rates, and as customers off-load data traffic increasingly to wireless fidelity (Wi-Fi) hotspots
  Voice ARPU declined 4.6% in Q1 2014, mainly as a result of greater use of included-minute rate plans for both local and long distance calling, competitive pricing pressures and lower overall voice usage as customers increasingly substitute voice services for data features and services.

Total gross wireless activations decreased 5.2% in the first quarter of 2014, due to lower postpaid gross activations, as prepaid gross activations were essentially unchanged year over year.

  Postpaid gross activations decreased 6.8% in Q1 2014, due to slower industry market growth attributable to increased rate plan pricing driven by the move from three-year to two-year contracts introduced following implementation of the Wireless Code, no iconic handset launches during the quarter, continued competitive intensity and a maturing wireless market
  Prepaid gross activations were essentially flat, year over year, increasing 0.6% in Q1 2014.

Smartphone adoption represented 74% of total postpaid gross activations in the first quarter of 2014, compared to 71% in the same quarter last year, increasing the percentage of postpaid subscribers with smartphones to 74% at March 31, 2014 compared to 65% at the end of Q1 2013.

Blended wireless churn improved 0.07% in Q1 2014 to 1.58%. Although postpaid and prepaid churn were relatively stable, year over year, the improvement in our blended churn rate can be attributed to a greater percentage of postpaid subscribers in our subscriber base this quarter compared to last year as postpaid customers typically have a lower churn rate than prepaid customers.

  Postpaid churn improved 0.01%, year over year, to 1.24% in Q1 2014, despite promotions from other incumbents and newer entrants, reflecting the positive impact of our customer retention strategies and reduced deal-seeking customer churn as a result of higher rate plan pricing in the industry precipitated by implementation of the Wireless Code
  Prepaid churn improved 0.12% this quarter to 3.67% as a result of marketing initiatives that resulted in fewer customer deactivations compared to Q1 2013.

Postpaid net activations decreased 42.9% in the first quarter of 2014 as a result of lower gross activations as described above and a higher number of customer deactivations reflecting the impact of a relatively stable churn rate on a larger postpaid customer base compared to last year.

Prepaid net customer losses improved 27.5% this quarter, due to slightly higher year-over-year gross activations combined with fewer customer deactivations.

BCE Inc. 2014 First Quarter Shareholder Report 13

3	BUSINESS SEGMENT ANALYSIS BELL WIRELESS	MD&A

Wireless subscribers at March 31, 2014 totalled 7,762,656, representing an increase of 1.2% since the end of the first quarter of 2013. The proportion of Bell Wireless customers subscribing to postpaid service increased to 86% in Q1 2014 from 85% in Q1 2013.

Wireless COA per gross activation in the first quarter of 2014 increased $38 to $442 as a result of higher sales commissions paid due to a higher mix of more expensive smartphones and higher cost in our external channels. Increased advertising costs and modestly higher per-unit handset discounts attributable to a higher postpaid smartphone mix, year over year, also contributed to the increase in wireless COA this quarter.

Retention costs as a percentage of service revenue decreased to 10.2% this quarter from 10.3% in Q1 2013 as a result of disciplined customer retention spending.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2013 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business Segment Analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Higher, but slowing, wireless industry penetration in Canada
  Maintaining Bell’s market share of incumbent wireless postpaid net activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Our ability to monetize increasing data usage and customer subscription to new data services
  Further expansion of our 4G LTE wireless network in rural areas and in more urban markets across Canada
  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational and competitive consequences of adverse changes in regulations affecting our wireless business.

14 BCE Inc. 2014 First Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

3.2 BELL WIRELINE

KEY BUSINESS DEVELOPMENTS

FIBE TV SUBSCRIBERS SURPASS 500,000 AS FOOTPRINT EXPANDS TO 4.5 MILLION HOMES

We added 54,680 net new Fibe TV customers this quarter, bringing the total number of IPTV subscribers to 534,110 at the end of the first quarter of 2014. This was enabled by the effectiveness of our marketing initiatives, strong sales execution, as well as the continued expansion of our Fibe TV footprint in communities across Ontario and Québec. At March 31, 2014, Bell’s IPTV footprint reached approximately 4.5 million households, up from 3.5 million households at the end of Q1 2013.

FINANCIAL PERFORMANCE ANALYSIS

Q1 2014 PERFORMANCE HIGHLIGHTS

BCE Inc. 2014 First Quarter Shareholder Report 15

3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

BELL WIRELINE RESULTS

REVENUES

(IN $ MILLIONS)	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Data	1,463	1,433	30	2.1%
Local and access	603	646	(43)	(6.7%)
Long distance	162	184	(22)	(12.0%)
Equipment and other	149	164	(15)	(9.1%)
Total external revenues	2,377	2,427	(50)	(2.1%)
Inter-segment revenues	85	81	4	4.9%
Total Bell Wireline revenues	2,462	2,508	(46)	(1.8%)

Bell Wireline operating revenues in the first quarter of 2014 were down 1.8%, year over year, due to lower local and access, long distance and equipment and other revenues, partly offset by higher data revenues. As a result of continued strong Fibe TV and Fibe Internet customer growth, slowing voice revenue erosion, and price increases implemented in Q4 2013 for all residential services, our Bell Residential Services unit delivered positive revenue growth this quarter, which moderated the year-over-year revenue decline in our Bell Business Markets unit attributable to continuing NAS erosion, competitive repricing pressures, and reduced spending by large enterprise customers on business service solutions.

  Data revenues increased 2.1% in Q1 2014, as a result of higher TV and Internet service revenues driven by stronger Fibe customer growth, greater customer demand for higher bandwidth Internet service and residential price increases for these services that were moderated by the impact of aggressive promotional discounts from our competitors that we matched. Higher IP broadband connectivity revenues in our Bell Business Markets unit also contributed to higher year-over-year data revenues this quarter. These factors were offset partly by a continued decline in basic legacy data revenues from ongoing business customer migration to IP-based systems, competitive losses, decreased spending on business service solutions by our large enterprise customers, repricing pressures in our business and wholesale markets, and lower business data product sales compared to the first quarter of last year
  Local and access revenues declined 6.7% in the first quarter of 2014. The decrease was due to the ongoing decline in local NAS lines driven by customer losses in the residential and small and mid-sized business markets attributable to aggressive competition, technological substitution to wireless and Internet-based services, as well as large business customer conversions to IP-based data services and networks from legacy voice services. Price matching of competitive residential service offers and pricing pressures in our business and wholesale markets also contributed to the year-over-year decrease in local and access revenues. These factors were offset partly by increases in monthly local rates implemented in Q4 2013
  Long distance revenues decreased 12.0% in the first quarter of 2014, reflecting fewer minutes of use by residential and business customers as a result of NAS line losses, technology substitution to wireless and over-the-top (OTT) Internet-based services, and ongoing rate pressures in our business and wholesale markets. Residential price increases moderated the rate of long distance revenue decline this quarter
  Equipment and other revenues were down 9.1% this quarter, due to a significant year-over-year decline in consumer electronics equipment sales at The Source due largely to a decrease in retail store traffic attributable to severe winter weather, as well as to lower sales of voice equipment.

OPERATING COSTS AND EBITDA

(IN $ MILLIONS)	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Operating costs	(1,532)	(1,550)	18	1.2%
EBITDA	930	958	(28)	(2.9%)
EBITDA margin	37.8%	38.2%		(0.4%)

Bell Wireline operating costs decreased $18 million, or 1.2%, this quarter. The year-over-year improvement was due to lower cost of goods sold due to lower data product and equipment revenues, decreased payments to other carriers, reduced print and mail costs resulting from increased customer use of online bill presentment, lower operating taxes, decreased bad debt expense, as well as lower contribution expense resulting from lower rates set by the CRTC for 2014 for basic service obligation in high-cost serving areas. A charge recorded in Q1 2013 related to a CRTC decision in respect of our wholesale high-speed access services business that did not recur this year also contributed to the year-over-year decrease in Bell Wireline operating costs. These wireline cost improvements were offset partly by increased subscriber acquisition and customer service costs consistent with higher Fibe TV and Fibe Internet sales and installations in Q1 2014 compared to Q1 2013, increased Bell TV programming costs, higher network operating costs due to severe weather conditions experienced this winter, higher utilities expense driven by higher electricity rates and consumption, increased fleet management costs, as well as higher advertising costs for the Sochi 2014 Winter Olympics.

Bell Wireline EBITDA was 2.9% lower in Q1 2014 with a corresponding margin decline to 37.8% from 38.2% in Q1 2013. The year-over-year decrease in Bell Wireline EBITDA and margin was due to the ongoing loss of higher-margin voice and legacy data revenues, ongoing competitive pricing pressures in our business and wholesale markets, as well as the adverse impact that severe winter weather had on sales at The Source and on network operating costs. These decreases were not offset fully by the EBITDA contribution from growth in TV, residential Internet and IP broadband connectivity revenues or by lower year-over-year wireline operating costs.

16 BCE Inc. 2014 First Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

BELL WIRELINE OPERATING METRICS

Local and Access

	Q1 2014	Q1 2013	CHANGE	% CHANGE
NAS LINES
Residential	2,586,791	2,856,757	(269,966)	(9.5%)
Business	2,554,225	2,679,736	(125,511)	(4.7%)
Total	5,141,016	5,536,493	(395,477)	(7.1%)
NAS NET LOSSES
Residential	(65,638)	(83,557)	17,919	21.4%
Business	(35,595)	(24,889)	(10,706)	(43.0%)
Total	(101,233)	(108,446)	7,213	6.7%

NAS net losses improved 6.7%, or by 7,213 lines, in the first quarter of 2014, reflecting a lower number of residential NAS net losses, partly offset by a year-over-year increase in business access line losses.

Residential NAS net losses were 21.4%, or 17,919 lines, fewer this quarter, compared to Q1 2013, as a result of reduced rates of residential NAS turnover in our Fibe TV service areas, reflecting the operational benefit of continued IPTV footprint expansion in helping to drive NAS customer retention through greater acquisition of three-product households, as well as improved customer retention in our non-Fibe TV service area. The year-over-year improvement in residential NAS losses was achieved despite ongoing aggressive promotions and service bundle discounts from the cable TV operators as well as steadily increasing wireless and Internet-based technology substitution for local services.

Business NAS net losses in Q1 2014 increased 43.0%, or by 10,706 lines. This was due to increased deactivations in our large business market resulting mainly from ongoing customer conversion of voice lines to IP-based services, competitive losses and the removal of a greater number of public payphones. Additionally, the relatively low level of new business formation and employment growth in the economy contributed to continued soft demand for new access line installations this quarter. This was offset partly by fewer year-over-year customer losses in our small business and wholesale markets compared to the first quarter of 2013.

NAS access lines at March 31, 2014 totalled 5,141,016, compared to 5,536,493 at the end of Q1 2013. This corresponds to an annualized rate of NAS erosion in our NAS customer base of 7.1%, down from 7.8% in Q1 2013, as a result of fewer NAS line losses year over year.

Data

High-Speed Internet

	Q1 2014	Q1 2013	CHANGE	% CHANGE
High-Speed Internet net activations	15,627	3,952	11,675	n.m.
High-Speed Internet subscribers	2,200,170	2,130,773	69,397	3.3%

n.m.: not meaningful

High-Speed Internet subscriber net activations in the first quarter of 2014 increased almost four-fold, by 11,675, to 15,627. The year-over-year increase was driven by the pull-through of Bell Fibe TV customer activations, wholesale customer gains, and lower residential customer churn. Lower residential customer churn can be attributed to the migration of existing customers from our digital subscriber line (DSL) network to higher-speed fibre-based Internet service and the matching of aggressive service bundle offers from cable competitors.

High-Speed Internet subscribers at March 31, 2014 totalled 2,200,170, up 3.3% from the end of the first quarter of 2013.

BCE Inc. 2014 First Quarter Shareholder Report 17

3	BUSINESS SEGMENT ANALYSIS BELL WIRELINE	MD&A

TV

	Q1 2014	Q1 2013	CHANGE	% CHANGE
Net subscriber activations	28,561	13,971	14,590	n.m.
Fibe TV	54,680	47,463	7,217	15.2%
Total subscribers	2,306,994	2,169,954	137,040	6.3%
Fibe TV	534,110	295,761	238,349	80.6%

n.m.: not meaningful

Fibe TV net subscriber activations totalled 54,680 in the first quarter of 2014, up 15.2% from the first quarter of 2013. The year-over-year increase was driven by a broader IPTV service footprint, compared to last year, which enables more effective marketing of our residential service offers and promotions, the introduction of wireless receivers in May 2013, and the launch of Business Fibe TV for small business customers.

Satellite TV net customer losses improved 22.0% to 26,119 in Q1 2014, as a result of fewer retail customer deactivations, despite aggressive customer conversion offers from cable TV competitors, and a decreased number of Satellite TV customer migrations to Fibe TV service. The number of satellite TV net losses has moderated compared to last year, reflecting our efforts to improve the customer experience, enrich our product offer with more on-demand content, and match our cable TV competitors’ customer conversion offers.

Total TV net subscriber activations (Fibe TV and Satellite TV combined) more than doubled this quarter to 28,561 as a result of a higher number of Fibe TV subscriber activations compared to Q1 2013 and fewer Satellite TV net losses year over year.

Fibe TV subscribers at March 31, 2014 totalled 534,110, up 80.6% from 295,761 subscribers reported at the end of Q1 2013.

Satellite TV subscribers at March 31, 2014 totalled 1,772,884, down 5.4% from 1,874,193 subscribers at the end of Q1 2013.

Total TV subscribers (Fibe TV and Satellite TV combined) at March 31, 2014 equalled 2,306,994, representing a 6.3% increase since the end of the first quarter of 2013.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2013 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business Segment Analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Increasing wireless and Internet-based technological substitution
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Stabilizing residential NAS line erosion rate as we leverage our broadband investment in Fibe TV to drive three-product household penetration, increase our multiple-dwelling units (MDU) market share, and generate higher pull-through attach rates for our residential Internet and Home Phone services
  Higher revenue per household and flow-through of market-based price increases across residential products from increasing penetration of three-product households
  Faster pace of employment and economic growth compared to 2013
  Continued business customer migration to IP-based systems
  Ongoing competitive reprice pressures in our business and wholesale markets
  Ability to realize cost savings from management workforce attrition and retirements, call centre efficiencies, field service productivity improvements, reduction in supplier contract rates, lower print and mail costs, content cost management and reducing traffic that is not on our own network
  Growing consumption of OTT TV services and streaming video, projected growth in TV Everywhere as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment.

18 BCE Inc. 2014 First Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

3.3 BELL MEDIA

KEY BUSINESS DEVELOPMENTS

BELL MEDIA RECOGNIZED FOR EXCELLENCE IN PROGRAMMING

Bell Media and its production partners were honoured with 54 awards by the Academy of Canadian Cinema and Television at the recent Canadian Screen Awards, which recognize excellence in Canadian film, television and digital media productions. Additionally, films funded by Bell Media’s Pay TV services and Harold Greenberg Fund/Fonds Harold Greenberg earned 19 awards. Among the awards received, CTV’s reality series The Amazing Race Canada scored three wins for Best Photography in a Lifestyle or Reality Series, Best Writing in a Reality Series and Best Cross-Platform Project, non-fiction. TSN’s coverage of the Grey Cup topped sports categories, winning Best Live Sports Event, Best Sports Hosts in a Sports Program or Series, Best Direction in a Live Sporting Event, and Best Sports Program or Series for the 100th Grey Cup Pre-Game. In the news categories, CTV National News with Lisa LaFlamme was named Best National Newscast and the Gordon Sinclair Award for Broadcast Journalism was awarded to W5. Our in-house production of the MuchMusic Video Awards won for Best Music Program or Series. In total, Bell Media received 157 nominations, more than any other broadcaster.

BELL MEDIA TV EVERYWHERE EXPANDED WITH TSN GO

Bell Media launched the TSN GO app, enabling TSN subscribers to access more than 6,000 hours of live sports and on demand coverage of the most popular and diverse line-up of sports programming in Canada on their smartphones, tablets and computers at no additional charge. Programming includes:

  Baseball – MLB Sunday, Monday and Wednesday Night Baseball
  Hockey – World Juniors and NHL
  Basketball – NBA and NCAA, including March Madness
  Soccer – MLS, Barclays Premier League, FIFA 2015-2022, UEFA Euro 2016
  Football – CFL, NFL, and BCS
  Golf – All of golf’s Majors
  Tennis – All Grand Slam events
  Auto Racing – Formula One and NASCAR Sprint Cup and Nationwide Series
  Curling – All Season of Champions events
  Figure Skating – Skate Canada International and Canadian Tire National Skating Championships
  Rugby – Team Canada Rugby and Rugby World Cup.

Available through Wi-Fi, Bell’s Third Generation (3G) and 4G high-speed packet access plus (HSPA+) network, and Bell’s LTE network. TSN GO can be accessed with the free apps for iOS and Android or online at TSN.ca.

LONG-TERM HOCKEY BROADCAST DEAL CONCLUDED WITH OTTAWA SENATORS

In January 2014, TSN and RDS announced a new 12-year regional broadcast rights and corporate sponsorship agreement with the Ottawa Senators through the 2025-2026 season. The 12-year partnership includes English-language regional TV broadcast rights for TSN (minimum of 52 regular season and pre-season games), French-language regional rights for RDS (minimum of 40 regular season and pre-season games), and English and French-language radio broadcast rights for all games. The agreement also strengthens Bell’s exclusive corporate telecommunications sponsorship of the Ottawa Senators, which includes community engagement, in-arena branding and promotions, and retail support through The Source.

BCE Inc. 2014 First Quarter Shareholder Report 19

3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

FINANCIAL PERFORMANCE ANALYSIS

Q1 2014 PERFORMANCE HIGHLIGHTS

BELL MEDIA RESULTS

REVENUES

(IN $ MILLIONS)	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Total external revenues	648	474	174	36.7%
Inter-segment revenues	74	39	35	89.7%
Total Bell Media revenues	722	513	209	40.7%

Bell Media revenues increased 40.7% in the first quarter of 2014, due primarily to the acquisition of Astral, which contributed significantly to overall advertising and subscriber fee revenues.

Advertising revenues in Q1 2014, excluding Astral, decreased moderately, compared to the first quarter of 2013, reflecting:

  Lower conventional TV revenues as advertising moved to the main TV broadcaster of the Sochi 2014 Winter Olympic Games. Additionally, consistent with the broader conventional TV industry, advertising demand continued to be adversely impacted by declining audience levels and a shift in customer spending to digital and online services
  Decreases in non-sports specialty TV, year over year, due to higher viewership in Q1 2013 as a result of the NHL lockout and no Olympics Games coverage, as well as general softness in the advertising market
  Relatively stable radio advertising revenues.

These factors were offset partly by higher sports specialty TV advertising revenues this quarter, supported by the return of regular-season NHL hockey following last season’s lockout as well as by other sports content broadcast by TSN and RDS, which included more than 340 hours of Olympic Games coverage.

Subscriber fee revenues in Q1 2014, excluding Astral, increased year over year, from the flow-through of 2013 market-based rate increases on specialty services and higher revenues from new mobile content deals and TV Everywhere.

OPERATING COSTS AND EBITDA

(IN $ MILLIONS)	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Operating costs	(572)	(415)	(157)	(37.8%)
EBITDA	150	98	52	53.1%
EBITDA margin	20.8%	19.1%		1.7%

20 BCE Inc. 2014 First Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL MEDIA	MD&A

Bell Media operating costs increased 37.8%, or $157 million, in the first quarter of 2014, mainly as a result of the acquisition of Astral. Higher conventional and entertainment specialty TV programming costs driven by new Canadian and foreign series such as Master Chef Canada, Klondike and Spun Out, increased costs for sports broadcast rights, and the return of regular-season hockey to the TSN and RDS programming schedules this year, also contributed to higher Bell Media operating costs year over year. Cost synergies realized from the integration of Astral into Bell Media moderated the increase in Bell Media operating costs this quarter. The amortization of the fair value of certain programming rights was essentially unchanged compared to last year.

Bell Media EBITDA increased 53.1% in the first quarter of 2014, due to higher year-over-year operating revenues as described above, partly offset by higher operating costs primarily from the acquisition of Astral and new TV programming.

BELL MEDIA OPERATING METRICS

  CTV broadcast 12 of the top 20 programs nationally, among all viewers, in the winter season

  Bell Media’s specialty TV properties reached 86% of all English and French specialty and pay TV viewers in the average week during Q1 2014, led by:

  TSN, the leading Canadian specialty station among all key adult male and adult female demographics

  RDS, the leading French-language specialty channel overall

  Discovery, one of Canada’s leading entertainment specialty channels

  Bravo, the leading specialty network for audience growth

  Canal D, first among all French-language entertainment specialty channels for all key adult demographics

  Canal Vie, with the highest average weekly reach and market share in the French specialty market for women aged 25 to 54

  TMN, Canada’s leading primetime pay TV station.

  Sports English specialty TV viewership of TSN was up 8% over the same quarter last year driven by the return of regular-season NHL hockey and their coverage of the Olympic Games. As the official specialty channel of the Sochi 2014 Winter Olympics, TSN broadcast more than 250 hours of Olympic coverage in total

  Bell Media ranked seventh among all online properties in Canada, and first among all Canadian broadcast and video network competitors, with monthly averages of nearly 11.9 million unique visitors, 3.6 million video unique visitors, 435 million page views, and 93 million videos served

  Bell Media is Canada’s top radio broadcaster reaching over 17 million listeners, who spend in excess of 82.6 million hours tuned in each week

  Astral Out-of-Home is the third largest player in Canada with over 9,500 advertising faces and was the #1 operator in the key markets of Toronto and Montréal.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2013 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business Segment Analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Relatively stable advertising market
  Escalating costs to secure TV programming and sports content
  Ability to successfully acquire highly-rated programming and differentiated content
  Market rates for specialty content generally increasing
  Building and maintaining strategic supply arrangements for content on all four screens
  Full realization of cost synergies from the integration of Astral into Bell Media
  No material financial, operational or competitive consequences of adverse changes in media regulation.

BCE Inc. 2014 First Quarter Shareholder Report 21

3	BUSINESS SEGMENT ANALYSIS BELL ALIANT	MD&A

3.4 BELL ALIANT

KEY BUSINESS DEVELOPMENTS

FIBREOP SERVICES NOW AVAILABLE TO MORE THAN 827,000 HOMES AND BUSINESSES

At the end of the first quarter of 2014, Bell Aliant’s FibreOP services were available to more than 827,000 homes and businesses in more than 70 communities across Atlantic Canada and Ontario. During the quarter, Bell Aliant also announced plans to extend FibreOP to three additional towns in Newfoundland and Labrador, bringing its FibreOP coverage in that province to more than 139,000 premises.

NEW DATA CENTRE IN SAINT JOHN, NEW BRUNSWICK

In February 2014, Bell Aliant and the Province of New Brunswick announced that a new data centre will be built in Saint John. Bell Aliant will build the $25 million facility, offering data centre capacity to meet current and future needs of New Brunswick’s robust ICT (Information and Communications Technology) sector. The Province of New Brunswick will contribute $5 million to the project. The new data centre will be a 24,000 square foot, one megawatt (MW) facility, with potential to expand to deliver 4MW. Approximately 50 new jobs will be created through construction and operation of the centre. The centre will provide critical infrastructure that will keep businesses in the province, help them grow and attract new businesses to New Brunswick.

ACQUISITION OF O.N.TEL INC. (ONTERA)

Bell Aliant announced the acquisition of Ontera on April 4, 2014, a full-service telecom company operating in northeastern Ontario, for $6 million from the government of Ontario. Ontera has approximately 6,000 NAS lines and 4,000 broadband subscribers. Ontera’s network runs adjacent to Bell Aliant’s own network and includes 2,200 km of fibre, which is expected to provide the opportunity for synergies and network redundancy. The acquisition is expected to close in Q3 2014.

FINANCIAL PERFORMANCE ANALYSIS

Q1 2014 PERFORMANCE HIGHLIGHTS

BELL ALIANT RESULTS

REVENUES

(IN $ MILLIONS)	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Data	235	213	22	10.3%
Local and access	264	278	(14)	(5.0%)
Long distance	64	73	(9)	(12.3%)
Wireless	24	24	–	0.0%
Equipment and other	29	34	(5)	(14.7%)
Total external revenues	616	622	(6)	(1.0%)
Inter-segment revenues	60	62	(2)	(3.2%)
Total Bell Aliant revenues	676	684	(8)	(1.2%)

22 BCE Inc. 2014 First Quarter Shareholder Report

3	BUSINESS SEGMENT ANALYSIS BELL ALIANT	MD&A

Bell Aliant operating revenues decreased 1.2% in the first quarter of 2014 as lower local and access, long distance and equipment and other revenues were not fully offset by growth in data revenues.

  Data revenues increased 10.3% this quarter, due to solid growth in Internet and IPTV revenues, as well as higher business data networking hardware sales and the expansion of Bell Aliant’s next generation network technology. Higher Internet revenues were driven by FibreOP Internet customer growth and higher residential high-speed Internet ARPU resulting from increased customer adoption of higher bandwidth plans and selective price increases. Higher IPTV service revenue was driven by growth in Bell Aliant’s FibreOP TV customer base and higher IPTV ARPU as a result of customers’ promotional pricing expiring and regular pricing commencing
  Local and access revenues decreased 5.0% in Q1 2014, driven by the ongoing loss of NAS lines due to aggressive discounting of bundled services by the cable competitors and migration of customers to wireless and IP-based solutions
  Long distance revenues were down 12.3% in Q1 2014. The decline was the result of lower NAS and lower overall conversation minutes, due to substitution of traditional wireline service with e-mail, wireless calling and Voice over Internet Protocol (VoIP) services, as well as customer migration from per-minute plans to flat rate plans
  Wireless revenues this quarter were unchanged compared to Q1 2013
  Equipment and other revenues decreased 14.7% in Q1 2014, as a result of revenue generated in Q1 2013 from custom work and service charges that did not recur this year, as well as the loss of revenue from a contact centre subsidiary that ceased operations in late 2013.

OPERATING COSTS AND EBITDA

(IN $ MILLIONS)	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Operating costs	(362)	(363)	1	0.3%
EBITDA	314	321	(7)	(2.2%)
EBITDA margin	46.4%	46.9%		(0.5%)

Bell Aliant operating costs in the first quarter of 2014 were essentially unchanged, year over year. The 0.3% decrease this quarter reflected:

  The favourable impact of lower labour costs from prior year workforce restructuring, lower post-employment benefit plans service cost, negotiated reductions in payments to other carriers, and a one-time charge recorded in Q1 2013 related to a CRTC decision in respect of wholesale high-speed access services that did not recur this year.

These factors were effectively offset by:

  Higher operating expenses incurred to respond to ongoing aggressive competition from the cable operators, increased marketing and sales costs driven by FibreOP promotions and advertising, higher TV content costs from a growing IPTV customer base, and higher cost of goods sold due to increased data product sales to business customers.

Bell Aliant EBITDA decreased 2.2% in the first quarter of 2014, as a result of lower operating revenues. Despite stable year-over-year operating costs, EBITDA margin declined 0.5% this quarter to 46.4% as continued declines in higher-margin voice revenues were not offset fully by growth in lower-margin data service revenues.

BELL ALIANT OPERATING METRICS

	Q1 2014	Q1 2013	CHANGE	% CHANGE
NAS LINES
Residential	1,438,598	1,544,965	(106,367)	(6.9%)
Business	883,215	914,297	(31,082)	(3.4%)
Total	2,321,813	2,459,262	(137,449)	(5.6%)
NAS NET LOSSES
Residential	(23,864)	(26,234)	2,370	9.0%
Business	(7,643)	(5,874)	(1,769)	(30.1%)
Total	(31,507)	(32,108)	601	1.9%
HIGH-SPEED INTERNET
High-speed Internet net activations	10,955	8,697	2,258	26.0%
High-speed Internet subscribers	963,048	927,111	35,937	3.9%
FibreOP Internet customers included in High-Speed Internet customers	199,970	130,063	69,907	53.7%
IPTV
Net subscriber activations	11,698	14,250	(2,552)	(17.9%)
Total subscribers	189,781	137,270	52,511	38.3%
FibreOP TV	171,431	112,454	58,977	52.4%
WIRELESS
Subscribers	145,940	143,400	2,540	1.8%

BCE Inc. 2014 First Quarter Shareholder Report 23

3	BUSINESS SEGMENT ANALYSIS BELL ALIANT	MD&A

NAS net losses improved 1.9%, or by 601 customers, in the first quarter of 2014 as a result of improved customer activations, winbacks and retention in Bell Aliant’s existing and expanded residential FibreOP markets, despite customer losses driven by intense competitive activity and continued customer substitution to wireless and IP-based solutions. At March 31, 2014, Bell Aliant had 2,321,813 NAS lines, representing a 5.6% decline compared to 2,459,262 NAS lines at the end of Q1 2013.

High-speed Internet subscriber net activations in the first quarter of 2014 increased 26.0%, or by 2,258 subscribers to 10,955, reflecting continued steady demand for FibreOP service bundles and wholesale customer gains. At March 31, 2014, Bell Aliant had 963,048 high-speed Internet subscribers, up 3.9% from 927,111 subscribers at the end of Q1 2013.

IPTV net activations decreased 17.9%, or by 2,552 subscribers, in the first quarter of 2014, to 11,698, as a result of intense competitive activity. At March 31, 2014, Bell Aliant had 189,781 IPTV customers, which included 171,431 FibreOP TV customers, up 38.3% compared to 137,270 IPTV customers at the end of Q1 2013, which included 112,454 FibreOP TV customers.

Wireless customers totalled 145,940 at March 31, 2014, representing a 1.8% increase since the end of Q1 2013.

ASSUMPTIONS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2013 Annual MD&A, as updated or supplemented in this MD&A, are based on certain assumptions including, without limitation, the following assumptions and the assumptions referred to in each of the other business segment discussions set out in this section 3, Business Segment Analysis, as well as the economic and market assumptions referred to in section 1.3, Assumptions, of this MD&A.

  Economy continues to rebound
  Competitive activity in both consumer and business will continue to be intense
  Wireless substitution for wireline services will increase in Bell Aliant markets, but is expected to lag other regions of Canada
  NAS net decline stabilizing
  Steady demand for FibreOP service driving Internet and IPTV customer acquisition at similar levels as 2013
  Cost reductions achieved through productivity initiatives will continue, largely offsetting cost increases associated with growth in IPTV customers and associated TV content costs and normal inflationary pressures.

24 BCE Inc. 2014 First Quarter Shareholder Report

4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1 NET DEBT (1)

(IN $ MILLIONS)	MARCH 31, 2014	DECEMBER 31, 2013	$ CHANGE	% CHANGE
Debt due within one year (2)	3,201	2,571	630	24.5%
Long-term debt	16,010	16,341	(331)	(2.0%)
Preferred shares (3)	1,698	1,698	–	0.0%
Cash and cash equivalents	(720)	(335)	(385)	n.m.
Net debt	20,189	20,275	(86)	(0.4%)

(1)	Net debt is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) – Non-GAAP Financial Measures – Net Debt in this MD&A for more details.
(2)	Includes bank advances, notes payable and loans secured by trade receivables.
(3)	50% of outstanding preferred shares of $3,395 million in 2014 and 2013, respectively, are classified as debt consistent with the treatment by some credit rating agencies.
n.m.: not meaningful

The increase of $299 million in debt due within one year and long-term debt was due to:

  an increase in our notes payable and bank advances (net of repayments) of $601 million an increase in our finance lease obligations of $73 million.

partly offset by:

  $300 million repayment of CTV Specialty notes on February 18, 2014
  $97 million payments under finance leases.

The increase in cash and cash equivalents of $385 million was due to BCE’s divestitures of six TV services and ten radio stations for total proceeds of $538 million, free cash flow of $262 million and a net increase in debt of $219 million, partly offset by dividends paid on common shares of $452 million and a $113 million partial payment for the acquisition of 700 MHz wireless spectrum assets.

4.2 OUTSTANDING SHARE DATA

COMMON SHARES OUTSTANDING

NUMBER OF SHARES
Outstanding, January 1, 2014	775,892,556
Shares issued under employee stock option plan	901,108
Shares issued under employee savings plan (ESP)	509,920
Outstanding, March 31, 2014	777,303,584

STOCK OPTIONS OUTSTANDING

		WEIGHTED AVERAGE
	NUMBER OF OPTIONS	EXERCISE PRICE ($)
Outstanding, January 1, 2014	7,870,231	40
Granted	2,900,040	48
Exercised (1)	(901,108)	36
Forfeited	(63,944)	42
Outstanding, March 31, 2014	9,805,219	43
Exercisable, March 31, 2014	1,336,498	36

(1)	The weighted average share price for options exercised during the quarter was $48.

BCE Inc. 2014 First Quarter Shareholder Report 25

4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.3 CASH FLOWS

(IN $ MILLIONS)	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Cash flows from operating activities	982	1,040	(58)	(5.6%)
Bell Aliant dividends paid to BCE	–	48	(48)	(100.0%)
Capital expenditures	(729)	(722)	(7)	(1.0%)
Cash dividends paid on preferred shares	(32)	(26)	(6)	(23.1%)
Cash dividends paid by subsidiaries to non-controlling interest	(7)	(73)	66	90.4%
Acquisition costs paid	14	10	4	40.0%
Bell Aliant free cash flow	34	(30)	64	n.m.
Free cash flow	262	247	15	6.1%
Bell Aliant free cash flow, excluding dividends paid	(34)	(18)	(16)	(88.9%)
Business acquisitions	–	(5)	5	100.0%
Acquisition costs paid	(14)	(10)	(4)	(40.0%)
Business dispositions	538	–	538	n.m.
Increase in investments	(6)	–	(6)	n.m.
Spectrum payment	(113)	–	(113)	n.m.
Other investing activities	1	2	(1)	(50.0%)
Net issuance of debt instruments	219	1,056	(837)	(79.3%)
Reduction in securitized trade receivables	–	(14)	14	100.0%
Premiums on early redemption of debt	–	(17)	17	100.0%
Issue of common shares	32	13	19	n.m.
Issue of equity securities by subsidiaries to non-controlling interest	–	230	(230)	(100.0%)
Cash dividends paid on common shares	(452)	(440)	(12)	(2.7%)
Other financing activities	(48)	(18)	(30)	n.m.
Net increase in cash and cash equivalents	385	1,026	(641)	(62.5%)
Free cash flow per share (1)	$0.34	$0.32	$0.02	$6.3%

(1)	Free cash flow per share is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP Financial Measures and Key Performance Indicators (KPIs) – Non-GAAP Financial Measures – Free Cash Flow and Free Cash Flow per Share in this MD&A for more details.
n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In Q1 2014, BCE’s cash flows from operating activities decreased $58 million over Q1 2013, due to a decrease at Bell Aliant, partly offset by an increase at Bell. The decrease in cash flows from operating activities at Bell Aliant was due to higher income taxes paid and a decrease in working capital. The increase in cash flows from operating activities at Bell was due to an increase in working capital and higher EBITDA, partly offset by higher income taxes paid.

Free cash flow increased $15 million in Q1 2014 due to higher Bell EBITDA, partly offset by $48 million lower dividends received in 2014 from Bell Aliant, due to a change in their dividend payment dates.

Free cash flow per share in the first quarter of 2014 was $0.34 per common share, compared to $0.32 per common share for the same period last year.

26 BCE Inc. 2014 First Quarter Shareholder Report

4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

CAPITAL EXPENDITURES

	Q1 2014	Q1 2013	$ CHANGE	% CHANGE
Bell	594	594	–	0.0%
Capital intensity ratio	13.1%	13.7%		0.6%
Bell Aliant	135	128	(7)	(5.5%)
Capital intensity ratio	20.0%	18.7%		(1.3%)
BCE	729	722	(7)	(1.0%)
Capital intensity ratio	14.3%	14.7%		0.4%

BCE capital expenditures were up $7 million, or 1.0%, in the first quarter of 2014 reflecting higher spending at Bell Aliant, while capital expenditures at Bell were stable year over year. Capital expenditures as a percentage of revenue (capital intensity ratio) for BCE was 14.3% compared to 14.7% in the same period last year.

Bell capital expenditures remained unchanged in Q1 2014 at $594 million, resulting in a capital intensity ratio of 13.1% in Q1 2014, compared to 13.7% in Q1 2013. Lower wireless capital spending this quarter, resulting from accelerated 4G LTE network deployment in 2013, was offset by higher wireline capital expenditures to further expand our Fibe TV service footprint, connect more homes and businesses in Ontario and Québec directly with broadband fibre, and support the execution of customer contracts in our Business Markets unit.

Bell Aliant capital expenditures in the first quarter of 2014 were $7 million, or 5.5%, higher, year over year, corresponding to a capital intensity ratio of 20.0% compared to 18.7% in the first quarter of 2013. The increase was due to higher spending on FibreOP network expansion this quarter, adding fewer incremental premises than last year, but having higher expansion costs due to entering less densely populated markets, and more expansion and upgrades of DSL Internet service areas.

BUSINESS DISPOSITIONS

In Q1 2014, we completed the sale of six TV services and ten radio stations for total cash proceeds of $538 million.

SPECTRUM PAYMENT

On February 19, 2014, provisional spectrum licence winners in the 700 MHz wireless spectrum auction were announced by Industry Canada, and Bell secured the right to acquire 700 MHz spectrum assets in every province and territorial market comprised of 31 licences for $566 million. On March 4, 2014, Bell made a first payment of $113 million to Industry Canada. The remaining balance was paid on April 2, 2014, at which time Bell acquired these 31 licences.

DEBT INSTRUMENTS

2014:

In the first quarter of 2014, we issued notes payable and bank advances of $601 million, net of repayments, offset partly by a $300 million repayment of CTV Specialty notes on February 18, 2014 and $97 million payments under finance leases.

2013:

In the first quarter of 2013, we issued $1,056 million of debt, net of repayments. This included the issuance of Series M-26 medium-term note (MTN) Debentures at Bell Canada with a principal amount of $1 billion and issuances of notes payable and bank advances of $338 million, offset partly by the early repayment of Series EA Debentures at Bell Canada with a total principal amount of $150 million and payments under finance leases of $138 million.

ISSUE OF EQUITY SECURITIES BY SUBSIDIARIES TO NON-CONTROLLING INTEREST

In the first quarter of 2013, Bell Aliant Preferred Equity Inc., an indirect subsidiary of Bell Aliant, issued preferred shares for gross proceeds of $230 million.

CASH DIVIDENDS PAID ON COMMON SHARES

In the first quarter of 2014, cash dividends paid on common shares increased as we paid a dividend of $0.5825 per common share as compared to a dividend paid of $0.5675 per common share in the first quarter of 2013.

BCE Inc. 2014 First Quarter Shareholder Report 27

4	FINANCIAL AND CAPITAL MANAGEMENT	MD&A

4.4 POST-EMPLOYMENT BENEFIT PLANS

For the three months ended March 31, 2014, we recorded an increase in our post-employment benefit obligations and a loss, before taxes and non-controlling interest (NCI), in OCI of $624 million. The change was due to a lower actual discount rate of 4.5% at March 31, 2014, as compared to 4.9% at December 31, 2013, partly offset by a higher-than-expected return on plan assets.

For the three months ended March 31, 2013, we recorded a decrease in our post-employment benefit obligations and an actuarial gain, before taxes and NCI, in OCI of $68 million. This was due to a higher-than-expected return on plan assets partly offset by a decrease in the discount rate.

4.5 CREDIT RATINGS

On March 26, 2014, Standard & Poor’s Rating Services raised Bell Canada’s Canadian scale commercial paper (CP) program rating to A-1 (low) from A-2 and affirmed Bell Canada’s A-2 global scale CP program rating. Our key credit ratings remain otherwise unchanged from those described in the BCE 2013 Annual MD&A.

4.6 LIQUIDITY

All cash requirements remain substantially unchanged from those described in the BCE 2013 Annual MD&A.

In April 2014, Bell Canada put in place a U.S. commercial paper program, providing the company with additional financing flexibility through the issuance of up to U.S.$2 billion of notes with tenors of up to 365 days. The proceeds will be used for general corporate purposes. The sale of commercial paper pursuant to Bell Canada’s separate Canadian program decreases the U.S.$2 billion maximum principal amount of notes authorized to be outstanding at any time under the U.S. program. Under the U.S. program, the notes are being sold exclusively in the United States.

LITIGATION

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following is an update to the legal proceedings described in the BCE 2013 AIF under section 8, Legal Proceedings.

TWO-WAY MEDIA LAWSUIT

On April 2, 2014, a claim was filed in the Federal Court against Bell Canada, Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP) and Telus Communications Company by Two-Way Media Ltd. The claim alleges that the defendants, by making, constructing, using and selling their IPTV systems, infringed patents owned by Two-Way Media Ltd. In addition to declaratory and injunctive relief, the plaintiffs seek unspecified damages or an accounting of the defendants’ profits, as well as punitive damages. Bell Canada and Bell Aliant LP intend to exercise all available indemnity recourses from third parties that provide the intellectual property upon which their IPTV services are based. We believe that we have strong defences and we intend to vigorously defend our positions.

28 BCE Inc. 2014 First Quarter Shareholder Report

5	QUARTERLY FINANCIAL INFORMATION	MD&A

BCE’s 2014 first quarter interim condensed financial report was prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting.

The following table shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2014	2013				2012
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Operating revenues	5,099	5,382	5,099	5,000	4,919	5,161	4,982	4,925
EBITDA	2,022	1,998	2,063	2,066	1,962	1,896	2,019	2,044
Severance, acquisition and other costs	(38)	(48)	(297)	(28)	(33)	(69)	(25)	(20)
Depreciation	(699)	(695)	(683)	(681)	(675)	(693)	(673)	(666)
Amortization	(167)	(160)	(162)	(161)	(163)	(175)	(180)	(178)
Net earnings	714	593	452	671	672	765	644	836
Net earnings attributable to common shareholders	615	495	343	571	566	666	527	732
Net earnings per common share
Basic	0.79	0.64	0.44	0.74	0.73	0.86	0.68	0.94
Diluted	0.79	0.63	0.44	0.74	0.73	0.86	0.68	0.94
Included in net earnings:
Severance, acquisition and other costs	(23)	(33)	(222)	(21)	(23)	(46)	(19)	(15)
Net gains (losses) on investments	12	(12)	2	1	2	248	–	–
Premiums on early redemption of debt	–	–	(21)	(3)	(12)	–	–	–
Adjusted net earnings	626	540	584	594	599	464	546	747
Adjusted EPS	0.81	0.70	0.75	0.77	0.77	0.60	0.70	0.97
Average number of common shares outstanding – basic (millions)	776.5	775.9	775.9	775.9	775.7	775.0	774.2	773.7

BCE Inc. 2014 First Quarter Shareholder Report 29

6	REGULATORY ENVIRONMENT	MD&A

The following is an update to the regulatory initiatives and proceedings described in the BCE 2013 Annual MD&A under section 3.3, Principal Business Risks and section 8, Regulatory Environment. For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in section 8, Regulatory Environment of the BCE 2013 Annual MD&A.

TELECOMMUNICATIONS ACT

PROCEEDINGS REGARDING WHOLESALE DOMESTIC WIRELESS SERVICES

On February 20, 2014, the CRTC launched Telecom Notice of Consultation 2014-76 (TNC 2014-76) to determine whether the wholesale mobile wireless services market is sufficiently competitive. Greater regulation of wholesale mobile wireless services could limit Bell’s marketing flexibility, improve the business position of Bell’s competitors and negatively impact the financial performance of Bell’s mobile wireless business. This CRTC proceeding is expected to conclude in the fourth quarter of 2014 and a CRTC decision is expected in early 2015.

On March 28, 2014, the federal government introduced amendments to the Telecommunications Act relating to wireless domestic roaming as part of the Budget Implementation Act. The amendments propose interim caps to the wholesale roaming rates for each of domestic voice, data and short message service (SMS) roaming. These caps would be equal to the average per unit retail price a carrier charged for these services to its own customers in the previous year. The amendments are expected to come into force with the enactment of the Budget Implementation Act (likely in the May-June 2014 time frame). As drafted, they would apply at least until the CRTC issues a decision on whether (and, if so, how to) regulate wholesale wireless roaming in the TNC 2014-76 proceeding. The financial impact of the proposed caps in the Budget Implementation Act, and any possible CRTC initiatives relating to the regulation of wholesale roaming rates, tower or other wholesale wireless services resulting from the TNC 2014-76 proceeding, are unclear at this time.

CRTC AND INDUSTRY CANADA ADMINISTRATIVE MONETARY PENALTIES

On December 18, 2013, the Minister of Industry announced the federal government’s intention to amend both the Telecommunications Act and the Radiocommunication Act to provide the CRTC and Industry Canada with the authority to impose administrative monetary penalties on companies that violate established rules. No further details have been announced. However, the amendments are now expected to be implemented later in 2014. The financial impact associated with the amendments is unclear at this time.

BROADCASTING ACT

CRTC CONSULTATION ON THE FUTURE OF CANADA’S TV SYSTEM

In conjunction with the CRTC consultation inviting Canadian consumers to provide their input on the future of Canada’s TV system announced in October 2013 and followed by a second consultation phase launched in February 2014, the federal government, pursuant to section 15 of the Broadcasting Act, issued an order-in-council mandating the CRTC to report on how the ability of Canadian consumers to subscribe to pay and specialty TV services on a service-by-service basis can be maximized in a manner that most appropriately furthers the implementation of the broadcasting policy for Canada.

On April 24, 2014, the CRTC launched a third phase (Phase 3) of its consultation, issuing Broadcasting Notice of Consultation CRTC 2014-190 (BNC 2014-190), and made its report in response to the order-in-council. BNC 2014-190 invites comments on issues that were raised during the first two phases, including maximizing choice and flexibility through proposed new packaging models for TV channels; simultaneous substitution and possible alternatives; rules regarding genre exclusivity, mandatory carriage, and the distribution of foreign-owned channels in Canada; support for Canadian and local programming; and possible rules or a code of conduct for broadcasting distribution undertakings (BDU)-subscriber relationships. Comments on these issues are due on June 25, 2014. The report in response to the order-in-council sets out proposed new packaging models, which will also be considered during Phase 3.

The issues raised in BNC 2014-190 and in the order-in-council report have wide-ranging implications for the TV system in Canada and any regulatory changes resulting from these processes could have an adverse impact on Bell TV’s and Bell Media’s businesses and financial results, the extent of which is unclear at this time. The CRTC has indicated that a public hearing in connection with its consultation will begin September 8, 2014.

OTHER KEY LEGISLATION

PERSONAL INFORMATION PROTECTION AND ELECTRONIC DOCUMENTS ACT

The Senate of Canada is currently considering Bill S-4, the Digital Privacy Act (An Act to amend the Personal Information Protection and Electronic Documents Act (PIPEDA) and to make a consequential amendment to another Act). This bill could implement mandatory data breach notification requirements and fines of up to $100,000 per individual for organizations that fail to comply.

Under PIPEDA, the Office of the Privacy Commissioner (OPC) is currently investigating Bell’s Relevant Advertisements Initiative (the Initiative) to determine if it complies with PIPEDA as it relates to online behavioural advertising. The Initiative uses non-sensitive and aggregated information about mobile browsing activities and account information of participating Bell Mobility subscribers to provide more relevant advertisement during mobile browsing. Subscribers were provided advance notice of this Initiative through a variety of channels and can opt-out of the Initiative at any time. A negative finding could significantly impact Bell’s online advertising activities in the short and medium term. The Initiative is also the subject of an application before the CRTC, a committee hearing before the Senate of Canada and an inquiry by the Québec privacy commissioner. Each of these inquiries is reviewing the potential impact of the Initiative on privacy.

30 BCE Inc. 2014 First Quarter Shareholder Report

7	BUSINESS RISKS	MD&A

A risk is the possibility that an event might happen in the future that could have a negative effect on our financial position, financial performance, cash flows, business or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial position, financial performance, cash flows, business or reputation.

In the BCE 2013 Annual MD&A we provided a detailed review of risks that could affect our financial position, financial performance, cash flows, business or reputation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks described in the BCE 2013 Annual MD&A included, without limitation, risks associated with:

  the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, financial results and operating metrics such as ARPU the level of technological substitution and the presence of alternative service providers, contributing to reduced utilization of traditional wireline voice services the adverse effect of new technology and increasing fragmentation in Bell TV’s TV distribution market and Bell Media’s TV and radio markets variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels regulatory initiatives and proceedings, government consultations and government positions that affect us and influence our business economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and ratings/audience levels the complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems our failure to satisfy customer expectations and build a low cost operational delivery model our failure to carry out wireline network evolution activities, and to meet network upgrade or deployment timelines within our capital intensity target our failure to maintain network operating performance in the context of significant increases in broadband demand and in the volume of wireless data-driven traffic our failure to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to implement or maintain, on a timely basis, effective IT systems, and the complexity and costs of our IT environment our inability to protect our data centres, electronic and physical records and the information stored therein employee retention and performance, and labour disruptions our failure to execute our strategic imperatives and business development plans in order to produce the expected benefits, including to continue to implement our targeted cost reduction initiatives ineffective change management resulting from restructurings and other corporate initiatives, and the failure to successfully integrate business acquisitions and existing business units pension obligation volatility and increased contributions to post-employment benefit plans events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, critical products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, equipment and other facilities in-orbit risks of satellites used by Bell TV
  unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws
  our capital and other expenditure levels, financing and debt requirements and inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and implement our business plan, as well as our inability to manage various credit, liquidity and market risks our inability to discontinue certain services as necessary to improve capital and operating efficiencies our failure to evolve practices and effectively monitor and control fraudulent activities the theft of our direct-to-home (DTH) satellite TV services

BCE Inc. 2014 First Quarter Shareholder Report 31

7	BUSINESS RISKS	MD&A

  copyright theft and other unauthorized use of our content
  higher taxes due to new taxes, higher tax rates or changes to tax laws, and our inability to predict the outcome of government audits health concerns about radio frequency emissions from wireless devices and equipment our inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks
  BCE’s dependence on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained stock market volatility.

Please see section 9, Business Risks of the BCE 2013 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2013 Annual MD&A referred to therein, are incorporated by reference in this section 7. In addition, please see section 6, Regulatory Environment in this MD&A for an update to the regulatory initiatives and proceedings described in the BCE 2013 Annual MD&A, which section 6 is incorporated by reference in this section 7. Except for the updates set out in section 6, Regulatory Environment in this MD&A, the risks described in the BCE 2013 Annual MD&A remain substantially unchanged.

32 BCE Inc. 2014 First Quarter Shareholder Report

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

8.1 OUR ACCOUNTING POLICIES

This section describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.

BCE’s 2014 first quarter consolidated interim financial statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on May 5, 2014. BCE’s consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computations as outlined in Note 2, Significant Accounting Policies in BCE’s consolidated financial statements for the year ended December 31, 2013, except as noted below. The consolidated interim financial statements do not include all of the notes required in the annual financial statements.

ADOPTION OF AMENDED ACCOUNTING STANDARDS AND INTERPRETATIONS

As required, effective January 1, 2014, we adopted the following amended accounting standards and interpretations on a retrospective basis, none of which had a significant impact on our consolidated interim financial statements.

IAS 36

In May 2013, the IASB amended IAS 36 – Impairment of Assets, providing guidance on recoverable amount disclosures for non-financial assets.

This amendment did not have a significant impact on our financial statements.

IAS 39

In June 2013, the IASB amended IAS 39 – Financial Instruments: Recognition and Measurement, providing guidance on novation of over-the-counter derivatives and continued designation for hedge accounting.

This amendment did not have a significant impact on our financial statements.

IAS 32

In December 2011, the IASB amended IAS 32 – Financial Instruments: Presentation, clarifying the application of the offsetting requirements of financial assets and financial liabilities.

This amendment did not have a significant impact on our financial statements.

INTERNATIONAL FINANCIAL REPORTING INTERPRETATIONS COMMITTEE (IFRIC) 21

In May 2013, the IASB issued IFRIC 21 – Levies, which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain.

IFRIC 21 did not have a significant impact on our financial statements.

BCE Inc. 2014 First Quarter Shareholder Report 33

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

8.2 NON-GAAP FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS (KPIs)

This section describes the non-GAAP financial measures and KPIs we use to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

NON-GAAP FINANCIAL MEASURES

EBITDA AND EBITDA MARGIN

The terms EBITDA and EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q1 2014 consolidated financial statements. We define EBITDA margin as EBITDA divided by operating revenues.

We use EBITDA and EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use EBITDA and EBITDA margin to evaluate the performance of our businesses. EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

EBITDA and EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to EBITDA.

	Q1 2014	Q1 2013
Net earnings	714	672
Severance, acquisition and other costs	38	33
Depreciation	699	675
Amortization	167	163
Finance costs
Interest expense	235	221
Interest on post-employment benefit obligations	25	37
Other income	(87)	(80)
Income taxes	231	241
EBITDA	2,022	1,962
BCE Operating Revenues	5,099	4,919
EBITDA Margin	39.7%	39.9%

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

34 BCE Inc. 2014 First Quarter Shareholder Report

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

	Q1 2014		Q1 2013
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	615	0.79	566	0.73
Severance, acquisition and other costs	23	0.03	23	0.03
Net gains on investments	(12)	(0.01)	(2)	–
Premiums on early redemption of debt	–	–	12	0.01
Adjusted net earnings	626	0.81	599	0.77

FREE CASH FLOW AND FREE CASH FLOW PER SHARE

The terms free cash flow and free cash flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant free cash flow. We define free cash flow per share as free cash flow divided by the average number of common shares outstanding.

We consider free cash flow and free cash flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. We believe that certain investors and analysts also use free cash flow and free cash flow per share to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q1 2014	Q1 2013
Cash flows from operating activities	982	1,040
Bell Aliant dividends to BCE	–	48
Capital expenditures	(729)	(722)
Cash dividends paid on preferred shares	(32)	(26)
Cash dividends paid by subsidiaries to non-controlling interest	(7)	(73)
Acquisition costs paid	14	10
Bell Aliant free cash flow	34	(30)
Free cash flow	262	247
Average number of common shares outstanding (millions)	776.5	775.7
Free cash flow per share	0.34	0.32

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents as shown in BCE’s consolidated statement of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage. Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	MARCH 31, 2014	DECEMBER 31, 2013
Debt due within one year	3,201	2,571
Long-term debt	16,010	16,341
50% of outstanding Preferred shares	1,698	1,698
Cash and cash equivalents	(720)	(335)
Net debt	20,189	20,275

BCE Inc. 2014 First Quarter Shareholder Report 35

8	ACCOUNTING POLICIES, FINANCIAL MEASURES AND CONTROLS	MD&A

KPIs

We use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
Capital Intensity	Capital expenditures divided by operating revenues.
ARPU	Average revenue per user or subscriber is certain service revenues divided by the average subscriber base for the specified period.
Churn	Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base. It is a measure of monthly customer turnover.
COA	COA is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during the period.
Dividend Payout Ratio	Dividends paid on common shares divided by free cash flow.
Net Debt to Adjusted EBITDA	Bell net debt divided by twelve-month trailing Bell Adjusted EBITDA. Net debt is debt due within one year, long-term debt and 50% of preferred shares less cash and cash equivalents. Adjusted EBITDA is Bell EBITDA including dividends from Bell Aliant to BCE.
Adjusted EBITDA to Net Interest Expense	Twelve-month trailing Adjusted EBITDA divided by twelve-month trailing net interest expense. Adjusted EBITDA is Bell EBITDA including dividends from Bell Aliant to BCE. Net interest expense is Bell interest expense excluding interest on post-employment benefit obligations and including 50% of dividends on preferred shares.

8.3 CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Following the acquisition of Astral by BCE on July 5, 2013, the design and evaluation of Astral’s disclosure controls and procedures and internal control over financial reporting including, without limitation, those relating to the assets and liabilities of Astral, have been completed except for those concerning billing and programming costs, which relate to Astral’s revenues and net earnings. Accordingly, in accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Chief Executive Officer and the Chief Financial Officer of BCE have limited the scope of their design and evaluation of BCE’s disclosure controls and procedures and internal control over financial reporting to exclude the controls, policies and procedures of Astral relating to billing and programming costs. Astral’s contribution to our consolidated financial statements for the three months ended March 31, 2014 was approximately 3% of consolidated revenues and 9% of consolidated net earnings. The design of Astral’s disclosure controls and procedures and internal control over financial reporting relating to billing and programming costs will be completed for Q3 2014.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

36 BCE Inc. 2014 First Quarter Shareholder Report

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

FOR THE PERIOD ENDED
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)	NOTE	MARCH 31, 2014	MARCH 31, 2013
Operating revenues	3	5,099	4,919
Operating costs	4	(3,077)	(2,957)
Severance, acquisition and other costs		(38)	(33)
Depreciation		(699)	(675)
Amortization		(167)	(163)
Finance costs
Interest expense		(235)	(221)
Interest on post-employment benefit obligations	8	(25)	(37)
Other income	5	87	80
Income taxes		(231)	(241)
Net earnings		714	672
Net earnings attributable to:
Common shareholders		615	566
Preferred shareholders		33	33
Non-controlling interest		66	73
Net earnings		714	672
Net earnings per common share – basic and diluted	6	0.79	0.73
Average number of common shares outstanding – basic (millions)		776.5	775.7

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIOD ENDED
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	MARCH 31, 2014	MARCH 31, 2013
Net earnings		714	672
Other comprehensive (loss) income, net of income taxes
Items that will be reclassified subsequently to net earnings
Net change in value of available-for-sale financial assets, net of income taxes of nil at March 31, 2014 and 2013, respectively		1	3
Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($5) million and nil at March 31, 2014 and 2013, respectively		13	(1)
Items that will not be reclassified to net earnings
Actuarial (losses) gains on post-employment benefit plans, net of income taxes of $168 million and ($20) million at March 31, 2014 and 2013, respectively	8	(456)	48
Other comprehensive (loss) income		(442)	50
Total comprehensive income		272	722
Total comprehensive income attributable to:
Common shareholders		215	606
Preferred shareholders		33	33
Non-controlling interest		24	83
Total comprehensive income		272	722

BCE Inc. 2014 First Quarter Shareholder Report 37

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	MARCH 31, 2014	DECEMBER 31, 2013
ASSETS
Current assets
Cash		99	220
Cash equivalents		621	115
Trade and other receivables		2,861	3,043
Inventory		380	383
Prepaid expenses		503	415
Assets held for sale	7	193	719
Other current assets		193	175
Total current assets		4,850	5,070
Non-current assets
Property, plant and equipment		20,671	20,743
Intangible assets		9,526	9,552
Deferred tax assets		199	165
Investments in associates and joint ventures		789	775
Other non-current assets		752	698
Goodwill		8,376	8,381
Total non-current assets		40,313	40,314
Total assets		45,163	45,384
LIABILITIES
Current liabilities
Trade payables and other liabilities		3,661	4,339
Interest payable		145	147
Dividends payable		555	466
Current tax liabilities		191	367
Debt due within one year		3,201	2,571
Total current liabilities		7,753	7,890
Non-current liabilities
Long-term debt		16,010	16,341
Deferred tax liabilities		1,217	1,318
Post-employment benefit obligations		2,744	2,127
Other non-current liabilities		1,458	1,458
Total non-current liabilities		21,429	21,244
Total liabilities		29,182	29,134
Commitments	11
EQUITY
Equity attributable to BCE shareholders
Preferred shares		3,395	3,395
Common shares		13,688	13,629
Contributed surplus		2,605	2,615
Accumulated other comprehensive income		28	14
Deficit		(4,933)	(4,642)
Total equity attributable to BCE shareholders		14,783	15,011
Non-controlling interest		1,198	1,239
Total equity		15,981	16,250
Total liabilities and equity		45,163	45,384

38 BCE Inc. 2014 First Quarter Shareholder Report

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE PERIOD ENDED MARCH 31, 2014 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	ATTRIBUTABLE TO BCE SHAREHOLDERS
	PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHEN- SIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance at January 1, 2014	3,395	13,629	2,615	14	(4,642)	15,011	1,239	16,250
Net earnings	–	–	–	–	648	648	66	714
Other comprehensive income	–	–	–	14	(414)	(400)	(42)	(442)
Total comprehensive income	–	–	–	14	234	248	24	272
Common shares issued under stock option plan	–	35	(3)	–	–	32	–	32
Common shares issued under employee savings plan	–	24	–	–	–	24	–	24
Other share-based compensation	–	–	(7)	–	(12)	(19)	2	(17)
Dividends declared on BCE common and preferred shares	–	–	–	–	(513)	(513)	–	(513)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(67)	(67)
Balance at March 31, 2014	3,395	13,688	2,605	28	(4,933)	14,783	1,198	15,981

FOR THE PERIOD ENDED MARCH 31, 2013 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	ATTRIBUTABLE TO BCE SHAREHOLDERS
	PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUMULATED OTHER COMPREHEN- SIVE LOSS	DEFICIT	TOTAL	NON- CONTROLLING INTEREST	TOTAL EQUITY
Balance at January 1, 2013	3,395	13,611	2,557	(6)	(5,682)	13,875	850	14,725
Net earnings	–	–	–	–	599	599	73	672
Other comprehensive income	–	–	–	2	38	40	10	50
Total comprehensive income	–	–	–	2	637	639	83	722
Common shares issued under stock option plan	–	14	(1)	–	–	13	–	13
Common shares issued under employee savings plan	–	4	–	–	–	4	–	4
Other share-based compensation	–	–	25	–	3	28	2	30
Dividends declared on BCE common and preferred shares	–	–	–	–	(485)	(485)	–	(485)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(78)	(78)
Equity securities issued by subsidiaries to non-controlling interest	–	–	–	–	–	–	225	225
Equity transaction with non-controlling interest	–	–	–	–	(7)	(7)	7	–
Balance at March 31, 2013	3,395	13,629	2,581	(4)	(5,534)	14,067	1,089	15,156

BCE Inc. 2014 First Quarter Shareholder Report 39

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	MARCH 31, 2014	MARCH 31, 2013
Cash flows from operating activities
Net earnings		714	672
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs		38	33
Depreciation and amortization		866	838
Post-employment benefit plans cost	8	99	114
Net interest expense		234	220
Gains on investments	5	(12)	(2)
Income taxes		231	241
Contributions to post-employment benefit plans		(88)	(98)
Payments under other post-employment benefit plans		(18)	(18)
Severance and other costs paid		(68)	(49)
Acquisition costs paid		(14)	(10)
Interest paid		(229)	(196)
Income taxes paid (net of refunds)		(361)	(148)
Net change in operating assets and liabilities		(410)	(557)
Cash flows from operating activities		982	1,040
Cash flows used in investing activities
Capital expenditures		(729)	(722)
Business dispositions	7	538	–
Spectrum payment	11	(113)	–
Other investing activities		(5)	(3)
Cash flows used in investing activities		(309)	(725)
Cash flows (used in) from financing activities
Increase in notes payable and bank advances		601	338
Issue of long-term debt		33	1,007
Repayment of long-term debt		(415)	(289)
Issue of common shares		32	13
Issue of equity securities by subsidiaries to non-controlling interest		–	230
Cash dividends paid on common shares		(452)	(440)
Cash dividends paid on preferred shares		(32)	(26)
Cash dividends paid by subsidiaries to non-controlling interest		(7)	(73)
Other financing activities		(48)	(49)
Cash flows (used in) from financing activities		(288)	711
Net decrease in cash		(121)	(3)
Cash at beginning of period		220	119
Cash at end of period		99	116
Net increase in cash equivalents		506	1,029
Cash equivalents at beginning of period		115	10
Cash equivalents at end of period		621	1,039

40 BCE Inc. 2014 First Quarter Shareholder Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

These consolidated interim financial statements should be read in conjunction with BCE’s 2013 annual consolidated financial statements, approved by BCE’s board of directors on March 6, 2014.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates; Bell means our Bell Wireless, Bell Wireline and Bell Media segments on an aggregate basis; and Bell Aliant means, as the context may require, either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates.

NOTE 1 CORPORATE INFORMATION

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional, specialty and pay TV, digital media, and radio broadcasting services to customers across Canada and out-of-home advertising services.

NOTE 2 BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on May 5, 2014. These consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies in our consolidated financial statements for the year ended December 31, 2013, except as noted below. These consolidated interim financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

ADOPTION OF AMENDED ACCOUNTING STANDARDS AND INTERPRETATIONS

As required, effective January 1, 2014, we adopted the following amended accounting standards and interpretations on a retrospective basis, none of which had a significant impact on our consolidated interim financial statements.

IAS 36

In May 2013, the IASB amended IAS 36 – Impairment of Assets, providing guidance on recoverable amount disclosures for non-financial assets.

This amendment did not have a significant impact on our financial statements.

IAS 39

In June 2013, the IASB amended IAS 39 – Financial Instruments: Recognition and Measurement, providing guidance on novation of over-the-counter derivatives and continued designation for hedge accounting.

This amendment did not have a significant impact on our financial statements.

IAS 32

In December 2011, the IASB amended IAS 32 – Financial Instruments: Presentation, clarifying the application of the offsetting requirements of financial assets and financial liabilities.

This amendment did not have a significant impact on our financial statements.

INTERNATIONAL FINANCIAL REPORTING INTERPRETATIONS COMMITTEE (IFRIC) 21

In May 2013, the IASB issued IFRIC 21 – Levies, which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain.

IFRIC 21 did not have a significant impact on our financial statements.

BCE Inc. 2014 First Quarter Shareholder Report 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 SEGMENTED INFORMATION

The following tables present financial information by segment for the period ended March 31, 2014 and 2013.

FOR THE PERIOD ENDED MARCH 31, 2014					INTER-			INTER-
					SEGMENT			SEGMENT
		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		1,458	2,377	648	–	4,483	616	–	5,099
Inter-segment		14	85	74	(118)	55	60	(115)	–
Total operating revenues		1,472	2,462	722	(118)	4,538	676	(115)	5,099
Operating costs	4	(844)	(1,532)	(572)	118	(2,830)	(362)	115	(3,077)
Segment profit (1)		628	930	150	–	1,708	314	–	2,022
Severance, acquisition and other costs		(1)	(20)	(5)	–	(26)	(12)	–	(38)
Depreciation and amortization		(127)	(568)	(33)	–	(728)	(138)	–	(866)
Finance costs
Interest expense									(235)
Interest on post-employment benefit obligations	8								(25)
Other income	5								87
Income taxes									(231)
Net earnings									714

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE PERIOD ENDED MARCH 31, 2013					INTER-			INTER-
					SEGMENT			SEGMENT
		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
	NOTE	WIRELESS	WIRELINE	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		1,396	2,427	474	–	4,297	622	–	4,919
Inter-segment		13	81	39	(82)	51	62	(113)	–
Total operating revenues		1,409	2,508	513	(82)	4,348	684	(113)	4,919
Operating costs	4	(824)	(1,550)	(415)	82	(2,707)	(363)	113	(2,957)
Segment profit (1)		585	958	98	–	1,641	321	–	1,962
Severance, acquisition and other costs		(1)	(24)	(6)	–	(31)	(2)	–	(33)
Depreciation and amortization		(119)	(558)	(23)	–	(700)	(138)	–	(838)
Finance costs
Interest expense									(221)
Interest on post-employment benefit obligations	8								(37)
Other income	5								80
Income taxes									(241)
Net earnings									672

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

42 BCE Inc. 2014 First Quarter Shareholder Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 OPERATING COSTS

FOR THE PERIOD ENDED MARCH 31	NOTE	2014	2013
Labour costs
Wages, salaries and related taxes and benefits (1)		(1,065)	(1,015)
Post-employment benefit plans service cost (net of capitalized amounts)	8	(74)	(77)
Other labour costs (1) (2)		(233)	(233)
Less:
Capitalized labour (1)		232	223
Total labour costs		(1,140)	(1,102)
Cost of revenues (1) (3)		(1,492)	(1,429)
Other operating costs (1) (4)		(445)	(426)
Operating costs		(3,077)	(2,957)

(1)	We have reclassified amounts for the prior period to make it consistent with the presentation for the current period.
(2)	Other labour costs include contractor and outsourcing costs.
(3)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(4)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

NOTE 5 OTHER INCOME

FOR THE PERIOD ENDED MARCH 31	2014	2013
Net mark-to-market gains on derivatives used as economic hedges	38	71
Dividend income from assets held for sale	32	–
Equity income from investments in associates and joint ventures	10	1
Pension surplus entitlement	–	36
Gains on investments	12	2
Premiums on early redemption of debt	–	(17)
Losses on disposal/retirement of software, plant and equipment	(8)	(12)
Other	3	(1)
Other income	87	80

NOTE 6 EARNINGS PER SHARE

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

FOR THE PERIOD ENDED MARCH 31	2014	2013
Net earnings attributable to common shareholders – basic	615	566
Dividends declared per common share (in dollars)	0.6175	0.5825
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	776.5	775.7
Assumed exercise of stock options (1)	0.7	0.6
Weighted average number of common shares outstanding – diluted	777.2	776.3

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that will not be exercised because their exercise price is higher than the average market value of a BCE common share. The number of excluded options was 2,915,998 in the first quarter of 2014 and 2,634,898 in the first quarter of 2013.

BCE Inc. 2014 First Quarter Shareholder Report 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 ASSETS HELD FOR SALE

As a result of BCE’s acquisition of Astral on July 5, 2013 and consistent with the CRTC’s Common Ownership Policy for radio, BCE was required to sell ten Bell Media and Astral English-language radio stations. BCE also was required to sell eleven Astral TV services in order to comply with conditions attached to the Competition Bureau and CRTC approvals.

As required by the CRTC and the Competition Bureau, the management and control of the assets to be divested was transferred to an independent trustee pending their sale to third parties. They are classified as Assets held for sale in the consolidated statement of financial position and are recorded at their net realizable value.

In Q1 2014, we completed the sale of six TV services and ten radio stations for total proceeds of $538 million.

Agreements are in place, subject to closing conditions, termination rights and applicable regulatory approvals, to sell the remaining five TV services.

NOTE 8 POST-EMPLOYMENT BENEFIT PLANS

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs). The costs of these plans are tabled below.

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

FOR THE PERIOD ENDED MARCH 31	2014	2013
DB pension	(54)	(62)
DC pension	(29)	(25)
OPEBs	(2)	(2)
Less:
Capitalized benefit plans cost	11	12
Total post-employment benefit plans service cost included in operating costs	(74)	(77)
Other benefits recognized in Severance, acquisition and other costs	–	8
Total post-employment benefit plans service cost	(74)	(69)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

FOR THE PERIOD ENDED MARCH 31	2014	2013
DB pension	(9)	(21)
OPEBs	(16)	(16)
Total interest on post-employment benefit obligations	(25)	(37)

DISCOUNT RATE

The discount rate used to value our post-employment benefit obligations at March 31, 2014 was 4.5%, compared to 4.9% at December 31, 2013.

NOTE 9 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The following table shows the fair value of our financial liabilities carried at amortized cost. All other financial assets, financial liabilities and derivatives carried at fair value are individually and in aggregate immaterial.

			MARCH 31, 2014		DECEMBER 31, 2013
			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE
CRTC tangible benefits obligation	Other current and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	343	344	350	350
CTRC deferral account obligation	Other current and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	243	263	264	283
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	16,718	19,205	17,019	18,714

44 BCE Inc. 2014 First Quarter Shareholder Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 SHARE-BASED PAYMENTS

The following share-based payment amounts are included in the consolidated income statements as operating costs.

FOR THE PERIOD ENDED MARCH 31	2014	2013
Employee savings plans (ESPs)	(7)	(9)
Restricted share units (RSUs)	(14)	(12)
Deferred share plans – Bell Aliant	(2)	(3)
Other (1)	(3)	(3)
Total share-based payments	(26)	(27)

(1)	Includes deferred share units (DSUs) and stock options.

The following tables show the change in outstanding ESPs, RSUs, DSUs and stock options for the period ended March 31, 2014.

ESPs

NUMBER OF ESPs
Unvested contributions, January 1, 2014	1,230,265
Contributions	147,723
Dividends credited	15,037
Vested	(162,039)
Forfeited	(35,200)
Unvested contributions, March 31, 2014	1,195,786

RSUs

NUMBER OF RSUs
Oustanding, January 1, 2014	3,733,830
Granted	1,042,977
Dividends credited	46,642
Settled	(1,236,661)
Forfeited	(31,762)
Outstanding, March 31, 2014	3,555,026

DSUs

NUMBER OF DSUs
Outstanding, January 1, 2014	3,625,053
Issued	520,505
Dividends credited	45,137
Settled	(47,339)
Outstanding, March 31, 2014	4,143,356

STOCK OPTIONS

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2014	7,870,231	40
Granted	2,900,040	48
Exercised (1)	(901,108)	36
Forfeited	(63,944)	42
Outstanding, March 31, 2014	9,805,219	43
Exercisable, March 31, 2014	1,336,498	36

(1)	The weighted average share price for options exercised during the quarter was $48.

BCE Inc. 2014 First Quarter Shareholder Report 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2014
Weighted average fair value per option granted ($)	$2.37
Weighted average share price ($)	$48
Weighted average exercise price ($)	$48
Dividend yield	5.2%
Expected volatility	15%
Risk-free interest rate	1.5%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

NOTE 11 COMMITMENTS

On February 19, 2014, provisional spectrum licence winners in the 700 Megahertz (MHz) wireless spectrum auction were announced by Industry Canada, and Bell secured the right to acquire 700 MHz spectrum assets in every province and territorial market, comprised of 31 licences for $566 million. On March 4, 2014, Bell made a first payment of $113 million to Industry Canada. The remaining balance of $453 million was paid on April 2, 2014 at which time Bell acquired these 31 licences.

46 BCE Inc. 2014 First Quarter Shareholder Report

This document has been filed by BCE Inc. with Canadian
securities regulatory authorities and the U.S. Securities and
Exchange Commission. It can be found on BCE Inc.’s
website at BCE.ca, on SEDAR at sedar.com and on
EDGAR at sec.gov or is available upon request from:

Investor Relations
Building A, 8th floor
1 Carrefour Alexander-Graham-Bell
Verdun, Québec H3E 3B3
e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970
BCE.ca

For additional copies of this document,
please contact investor relations.

Pour obtenir un exemplaire de la version française de ce
document, contactez les Relations avec les investisseurs.

For further information concerning the Dividend
Reinvestment and Stock Purchase Plan (DRP),
direct deposit of dividend payments, the elimination
of multiple mailings or the receipt of quarterly reports,
please contact:

Canadian Stock Transfer Company Inc.
320 Bay Street, 3rd floor
Toronto, Ontario M5H 4A6
tel: 416-360-7725 or 1-800-561-0934
fax: 416-643-5501 or 1-888-249-6189
e-mail: bce@canstockta.com

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